811-05878
Branch 18

40-33

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

04052199

November 4, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: _Bahe v. Franklin/Templeton Distributors, Inc., et al._, Case No. 04-11195

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned lawsuit, which we previously reported to your office:

1. Stipulation
2. Reply Memorandum of Defendants Franklin/Templeton Distributors, Inc. and William J. Lippman
3. Supplemental Addendum Volume of Defendant Franklin/Templeton Distributors, Inc.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ERIC R. BAHE, Custodian, CGM Roth Conversion IRA, **Plaintiff,** **v.** **FRANKLIN/TEMPLETON DISTRIBUTORS, INC., FRANK T. CROHN, BURTON J. GREENWALD, CHARLES RUBENS II, LEONARD RUBIN, and WILLIAM J. LIPPMAN,** **Defendants, and** **FRANKLIN BALANCE SHEET INVESTMENT FUND,** **Nominal Defendant.**	**Civil Action No. 04-11195 (MLW)** **<u>STIPULATION</u>**

All parties, by their counsel, stipulate and agree as follows:

1. This action be and it hereby is dismissed as against each of Messrs. Crohn, Greenwald, Rubens and Rubin, without prejudice, and their names shall no longer be included in the caption of any papers filed in this action;

2. All defendants agree that the issue of failure to make pre-suit demand on the Trustees, with respect to all claims against the defendants Franklin/Templeton Distributors, Inc. and William J. Lippman, is waived, and will not be raised at any time in the future in this action. Franklin/Templeton Distributors, Inc. and William J. Lippman further agree that the issues of lack of personal jurisdiction and improper venue are also waived as to them, and will not be raised at any time in the future in this action;

3. Franklin/Templeton Distributors, Inc. and William J. Lippman shall have until on or before November 17, 2004 to serve their reply papers on the Motion to Dismiss.

/s/ Edward F. Haber

Edward F. Haber (BBO No. 215620)
Theodore M. Hess-Mahan (BBO No. 557109)
Shapiro Haber & Urmy LLP
Exchange Street
53 State Street
Boston, MA 02109
Tel. (617) 439-3939
Fax (617) 439-0134

Attorneys for Plaintiff

/s/ Martin I. Kaminsky

Daniel A. Pollack
Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Attorneys for Franklin/Templeton Distributors, Inc. and William J. Lippman

/s/ Stuart Glass

James S. Dittmar BBO No. 126320
Stuart Glass BBO No. 641466
Goodwin Procter LLP
Exchange Place
53 State Street

Boston, Massachusetts 02109
Tel. (617) 570-1000
Fax (617) 227-8591

Attorneys for Messrs. Crohn, Greenwald, Rubens and Rubin

Dated: October 29, 2004

So Ordered:

Mark L. Wolf
United States District Judge.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

Eric R. Bahe, Custodian, CGM Roth Conversion IRA, Plaintiff, -against- Franklin/Templeton Distributors, Inc., Frank T. Crohn, Burton J. Greenwald, Charles Rubens II, Leonard Rubin And William J. Lippman, Defendants, -and- Franklin Balance Sheet Investment Fund, Nominal Defendant.	Civil Action No. 04-11195 (MLW)

REPLY MEMORANDUM OF DEFENDANTS FRANKLIN/TEMPLETON DISTRIBUTORS, INC. AND WILLIAM J. LIPPMAN

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Attorneys for Defendants Franklin/Templeton Distributors, Inc. and William J. Lippman

NASD Rule 2830, as amended, is preclusive and, in this action,
requires dismissal of the § 36(b) claim (Count I)

Plaintiff's Memorandum of Law in Opposition both ignores the controlling law and concedes points which, under the controlling law, require dismissal of the § 36(b) claim (the sole federal claim) in this action.

As to that claim, Plaintiff ignores § 22(b)(3) of the Investment Company Act ("the ICA"), the Congressional mandate which grants NASD Rule 2830 primacy over § 36(b) of the ICA. Plaintiff concedes that Franklin Distributors is in compliance with Rule 2830, which sets the limits with respect to the 12b-1 fees which are contested in this action, but it is his position that Franklin Distributors' receipt of those fees, while in compliance with Rule 2830, somehow violated § 36(b). Accordingly, he seeks to set up a "conflict" between Rule 2830 and § 36(b). Under § 22(b)(3), however, if there is a conflict, Rule 2830 has absolute primacy. Plaintiff's sole cited authority to the contrary, Bjurman, Barry, did not discuss or consider § 22(b)(3) and its impact on the relationship between Rule 2830 and § 36(b).[1]

1. § 22(b)(1) and (3) of the Investment Company Act — the legal underpinning of the primacy of Rule 2830:

a. In **§ 22(b)(1)** of the ICA, Congress authorized a securities association registered with the SEC under the Securities Exchange Act (here, the NASD) to prescribe rules in order that mutual fund shares may be sold to the public allowing for "reasonable compensation for sales personnel, broker-dealers and, underwriters, and for reasonable sales loads to investors." See Supplemental Addendum E.[2]

[1] Pursuant to a recent Stipulation, certain issues raised by Defendants' Motions to Dismiss — i.e. whether this Court had personal jurisdiction over the individual defendants, whether this Court was a proper venue for this action and whether the "demand" requirement for derivative actions was satisfied — have been resolved without the need for any ruling by this Court. The sole focus of the Motion to Dismiss is now the § 36(b) claim (Count I).

[2] Supplemental Addenda E - L are contained in the accompanying Supplemental Addendum Volume.

b. **§ 22(b)(3)** of the Act makes the provisions of § 22(b)(1) supreme if in conflict with any provision of any law of the United States in effect on the date § 22(b) took effect. Thus, the statute provides:

> "If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail." [3]

See Supplemental Addendum E.

c. The NASD has repeatedly affirmed § 22(b) of the ICA as the well-spring of its authority to regulate sales charges by distributors of mutual fund shares, and that position has been explicitly endorsed by the SEC. Thus:

(i) in 1975, in adopting a rule change (to the Rules of Fair Practice) regulating sales charges on the sale of mutual fund shares by distributors, the NASD, with the explicit endorsement of the SEC, stated:

> "The authority for the proposed amendments is contained in Section 22(b) of the Investment Company Act of 1940 ..."

See Supplemental Addendum F.

(ii) in 1991, in writing to the SEC on a further rule change which added asset-based sales charges (12b-1 fees) to the types of sales charges covered by the 1975 regulation, the NASD again stated:

[3] Section 36(b) was in effect on December 14, 1970.

"Furthermore, the Association [NASD] is clearly empowered under Section 15A(b)(6) of the 1934 Act and Section 22(b) of the 1940 Act to enact these limitations."

See Supplemental Addendum G.

(iii) in 1992, the SEC, in approving the promulgation by the NASD of NASD Rule 2830 (then known as Section 26 of the Rules of Fair Practice), again made explicit reference to § 22(b):

"Section 22(b) provides that the NASD shall adopt rules which ... shall allow for reasonable compensation for sales personnel, brokers-dealers, and underwriters, and for reasonable sales loads to investors."

See Addendum C.

(iv) in 1993, the NASD, exercising its power under § 22(b), further amended Rule 2830 by filing Notice to Members 93-12[4], making it explicitly clear that asset-based sales charges could continue to be collected even when a fund generated no sales or discontinued selling its shares.

Thus, the NASD, in Question and Answer #6, stated:

"**Question #6**: If a fund generates no sales or discontinues selling its shares, must it stop paying any asset-based sales charges?

Answer: No." [remainder of Answer elided as not pertinent to the issues in this case]

See Addendum B.[5]

[4] That Notice to Members 93-12 actually amended Rule 2830 as a matter of law (and did not merely construe it) is clear from the terms of the SEC release on that Notice (Supplemental Addendum H) as well as General Bond & Share Co. v. SEC, 39 F.3d 1451, 1457-58 (10th Cir. 1994) and SEC Rule 19b-4 discussed therein.

[5] In 1993, the SEC confirmed that Rule 2830 was consistent with Rule 12b-1, stating:

d. Accordingly, if and to the extent a different result could be reached under § 36(b), from the result reached under Rule 2830 as to the propriety of charging 12b-1 fees to funds closed to new investors, Rule 2830, as amended by Notice to Members 93-12, controls. In short, because of § 22(b)(3), Rule 2830, as amended by Notice to Members 93-12, trumps § 36(b).[6]

> "Rule 12b-1 permits a fund to spread its distribution expenses over several years and allows payment of fees for past distribution services. Therefore, even if a fund closes to new investors, it may continue to pay rule 12b-1 fees in order to compensate the distributor for its past distribution efforts." Memorandum, "Chairman Dingell's Inquiry Concerning Rule 12b-1 Fees," Deputy Director, SEC Div. of Inv. Mgmt., dated August 16, 1993, at 2-3.

See Supplemental Addendum I.

Moreover, in SEC Release No. IC-26356 (February 24, 2004), the SEC recently stated that NASD Rule 2830, not SEC Rule 12b-1, governs the permissible quantum of a distribution fee:

> "Rule 12b-1 does not itself limit the amount of distribution costs that a fund can assume, nor does it explicitly address the extent to which fund brokerage can be used to reward brokers for promoting the sale of fund shares. Two NASD rules address these matters.
>
> First, NASD Conduct Rule 2830(d) prohibits NASD members (i.e. broker-dealers) from selling shares of funds that impose excessive sales charges. The rule deems a sales charge to be excessive if it exceeds the rule's caps. A fund's sales load (whether charged at the time of purchase or redemption) may not exceed 8.5 percent of the offering price if the fund does not charge a rule 12b-1 fee. The aggregate sales charges of a fund which a rule 12b-1 fee may not exceed 7.25 percent of the amount invested, and the amount of the asset-based sales charge (the rule 12b-1 fee) may not exceed 0.75 percent per year of the fund's average annual net assets. Under the cap, therefore, an increase in the fund's sales load could reduce the permissible level of payments a selling broker may receive in the form of 12b-1 fees. The NASD designed the rule so that cumulative charges for sales-related expenses, no matter how they are imposed, are subject to equivalent limitations." (emphasis supplied)

See Supplemental Addendum J.

These statements of the SEC clearly reject plaintiff's suggestion that the charging and payment of distribution fees for past distribution efforts while a fund is closed to new investors violates Rule 12b-1 (Memorandum in Opposition, p.28).

[6] The Senate and House Reports on the 1970 amendments to the ICA support this conclusion. Both the Senate and House Reports contain this identical language on how § 22(b) prevails over all conflicting provisions of federal law:

> "The provisions of this proposed section [i.e. § 22(b)] shall prevail over any conflicting provision of Federal law. This provision, which is identical to section 15A(n) of the Securities Exchange Act, is designed to make it clear that

2. Plaintiff's concessions on Franklin Distributors' compliance with Rule 2830

a. Plaintiff concedes that Distributors complied with Rule 2830, as amended, stating (Memorandum in Opposition, pp. 26 and 28):

(1) *"The Rule 12b-1 distribution fees which the Fund pays the Defendant each year are between .25% and 1.0% of the assets of the Fund" --- i.e. not more than the amount permitted by Rule 2830;*

(2) *"No claim is made in this case that the Defendant Distributors is violating NASD Rule 2830"* [7]*; and*

(3) *"... the Rule 12b-1 distribution fees paid to the Defendant here does [sic] not exceed the maximum allowed by NASD Rule 2830...."* [8]

With these concessions, plaintiff highlights his extreme position that a 12b-1 fee, though in compliance with Rule 2830, is recoverable by the Fund if that fee is found to be excessive under § 36(b). However, for the reasons detailed in the preceding section, Congress mandated

---

no other provision of Federal law, including the antitrust laws, prevents a registered securities association from adopting rules consistent with, and necessary to effectuate, the purposes and provisions of this section." (emphasis supplied)

Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 1st Sess. (1969), at p.18, reprinted in [1970] U.S. Code Cong. & Ad. News 4897, 4913 and H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. (1970), at p.30.

[7] Bjurman, Barry (at *13) also acknowledges that NASD Rule 2830(d)(2) permits the charging of an asset-based sales charge while a fund is closed to new investors.

[8] Plaintiff also contends that he does assert that Franklin Distributors was barred from receiving any 12b-1 fees after the Fund was closed to new investors and that he is not simply attacking the amount of those fees (Memorandum in Opposition, p.27). The Complaint (e.g. ¶ 45) indicates otherwise. But, whatever Plaintiff's position, the outcome is the same (i.e. dismissal) under Franklin Distributors' arguments on this motion.

the opposite conclusion in § 22(b)(3) of the ICA and plaintiff does not (and cannot) point to any legislative provision overriding that clear Congressional directive.

In light of the intent of Congress expressed in § 22(b) and plaintiff's concessions that the 12b-1 fees charged by Franklin Distributors were in compliance with the limits set by Rule 2830, the Court should dismiss plaintiff's claim under § 36(b).

Plaintiff also misstates Franklin Distributors' argument, stating that Franklin Distributors is attempting to apply NASD rules to a non-member, namely the Fund (Pl.'s Opposition, p.27). To the contrary, Franklin Distributors argues simply that: (1) NASD Rule 2830 governs Franklin Distributors (as an NASD member); (2) plaintiff's claim is against Franklin Distributors; and (3) Rule 2830, because of Congress' direct statement in § 22(b)(3), overrides § 36(b) and protects Franklin Distributors from any conflicting determination under § 36(b).[9]

* * *

Plaintiff's only cited authority, Pfeiffer v. Bjurman, Barry & Associates, 2004 WL 1903075 (S.D.N.Y. Aug. 24, 2004), provides no support for the question posed by this motion, namely whether, under the clear Congressional mandate in § 22(b)(3) of the ICA, an NASD Rule approved by the SEC pursuant to § 22(b)(1) of the ICA, has primacy over § 36(b) of the ICA for determining whether a fee paid by a mutual fund is excessive.

---

[9] Interestingly, plaintiff's criticism is more properly directed at the sole opinion it cited, Bjurman, Barry. There, one of the Court's errors was to confuse the entity subject to Rule 2830. The Court denied the motion to dismiss "with respect to marketing, distribution and service fees charged by the Fund" (at *2). Obviously, the alleged wrong is the fee charged to the Fund by the defendant.

First, the Court in Bjurman, Barry did not consider (and was not advised thereon by counsel's briefs [see Supplemental Addenda K and L]) the critical role of § 22(b)(3) of the ICA. The Court did not even mention Congress' clear directive in § 22(b)(3) that compliance with an NASD rule promulgated under § 22(b) and approved by the SEC (e.g. Rule 2830) trumps any other provision of federal law (e.g. § 36(b)).

Second, the Court in Bjurman, Barry did not consider the statements of the SEC (as well as the NASD) to the effect that Rule 2830 provides the governing guideline on what is an excessive 12b-1 distribution fee for mutual fund shares.

Third, in Bjurman, Barry the only argument submitted in defense of the contested 12b-1 fees was that "given the mechanics of Rule 12b-1 fees, such fees do not decrease simply because a fund closes to new investors." (at *5). That argument (whatever its merits) is not the basis for Franklin Distributors' motion to dismiss at bar.

Conclusion

For the foregoing reasons, the Court should grant the motion of Defendants Franklin/Templeton Distributors, Inc. and William J. Lippman to dismiss Count I of the Complaint pursuant to Rule 12(b)(6).[10]

Dated: November 3, 2004

/s/ Daniel A. Pollack
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Attorneys for Defendants Franklin/Templeton Distributors, Inc. and William J. Lippman

[10] If Count I is dismissed, the entire action should ultimately be dismissed because the alleged alternate basis of jurisdiction for Counts II and III — diversity of citizenship — does not exist. This can and will be demonstrated to the Court at the appropriate time, i.e. after the ruling on Count I. Since this involves a factual showing, we chose not to distract attention from the more important law point raised as to Count I.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

Eric R. Bahe, Custodian, CGM Roth Conversion IRA, Plaintiff, -against- Franklin/Templeton Distributors, Inc., Frank T. Crohn, Burton J. Greenwald, Charles Rubens II, Leonard Rubin And William J. Lippman, Defendants, -and- Franklin Balance Sheet Investment Fund, Nominal Defendant.	Civil Action No. 04-11195 (MLW)

SUPPLEMENTAL ADDENDUM VOLUME OF DEFENDANT
<u>FRANKLIN/TEMPLETON DISTRIBUTORS, INC.</u>

TABLE OF CONTENTS

SUPPLEMENTAL ADDENDUM E

(b) such person controls or is under common control with such registered company; except that the provisions of this paragraph shall not apply to any loan from a registered company to a company which owns all of the outstanding securities of such registered company, except directors' qualifying shares.

(Aug. 22, 1940, c. 686, Title I, § 21, 54 Stat. 822; Dec. 4, 1987, Pub.L. 100-181, Title VI, § 615, 101 Stat. 1262.)

HISTORICAL AND STATUTORY NOTES

Revision Notes and Legislative Reports

1987 Acts. Senate Report No. 100-105, see 1987 U.S. Code Cong. and Adm. News, p. 2089.

Amendments

1987 Amendments. Subsec. (b). Pub.L. 100-181 struck out "to the extension or renewal of any such loan made prior to March 15, 1940, or" after "shall not apply".

LIBRARY REFERENCES

American Digest System

Investment company regulation in general, see Securities Regulation ⚷211 et seq.

Encyclopedias

Investment company regulation in general, see C.J.S. Securities Regulation and Commodity Futures Trading Regulation § 332 et seq.

WESTLAW ELECTRONIC RESEARCH

Securities regulation cases: 349Bk[add key number].
See, also, WESTLAW guide following the Explanation pages of this volume.

§ 80a-22. Distribution, redemption, and repurchase of securities; regulations by securities associations

(a) Rules relating to minimum and maximum prices for purchase and sale of securities from investment company; time for resale and redemption

A securities association registered under section 78o-3 of this title may prescribe, by rules adopted and in effect in accordance with said section and subject to all provisions of said section applicable to the rules of such an association—

(1) a method or methods for computing the minimum price at which a member thereof may purchase from any investment company any redeemable security issued by such company and the maximum price at which a member may sell to such company any redeemable security issued by it or which he may receive for such security upon redemption, so that the price in each case will bear such relation to the current net asset value of such security computed as of such time as the rules may prescribe; and

(2) a minimum period of time which must elapse after the sale or issue of such security before any resale to such company by a member or its redemption upon surrender by a member;

in each case for the purpose of eliminating or reducing so far as reasonably practicable any dilution of the value of other outstanding securities of such company or any other result of such purchase, redemption, or sale which is unfair to holders of such other outstanding securities; and said rules may prohibit the members of the association from purchasing, selling, or surrendering for redemption any such redeemable securities in contravention of said rules.

(b) Rules relating to purchase of securities by members from issuer investment company

(1) Such a securities association may also, by rules adopted and in effect in accordance with section 78o-3 of this title, and notwithstanding the provisions of subsection (b)(6) thereof but subject to all other provisions of said section applicable to the rules of such an association, prohibit its members from purchasing, in connection with a primary distribution of redeemable securities of which any registered investment company is the issuer, any such security from the issuer or from any principal underwriter except at a price equal to the price at which such security is then offered to the public less a commission, discount, or spread which is computed in conformity with a method or methods, and within such limitations as to the relation thereof to said public offering price, as such rules may prescribe in order that the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers, and underwriters, and for reasonable sales loads to investors. The Commission shall on application or otherwise, if it appears that smaller companies are subject to relatively higher operating costs, make due allowance therefor by granting any such company or class of companies appropriate qualified exemptions from the provisions of this section.

(2) At any time after the expiration of eighteen months from December 14, 1970 (or, if earlier, after a securities association has adopted for purposes of paragraph (1) any rule respecting excessive sales loads), the Commission may alter or supplement the rules of any securities association as may be necessary to effectuate the purposes of this subsection in the manner provided by section 78s(c) of this title.

(3) If any provision of this subsection is in conflict with any provision of any law of the United States in effect on December 14, 1970, the provisions of this subsection shall prevail.

SUPPLEMENTAL ADDENDUM F

ORDER APPROVING PROPOSED RULE CHANGE BY NATIONAL ASSOCIATIONOF SECURITIES DEALERS, INC. ("NASD")
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 11725

INVESTMENT COMPANY ACT OF 1940
Release No. 8980

1975 SEC LEXIS 626

October 10, 1975

CORE TERMS: load, proposed rule, maximum, cash management, Securities Exchange Act, single-payment, excessive, investor, NASD Rules of Fair Practice, variable annuity, rule change, contractual, no-load

TEXT: [*1]

The Commission today approved the proposed amendment to Article III, Sections 26 and 29, of the NASD Rules of Fair Practice, by order pursuant to Section 19(b)(2) of the Securities Exchange Act of 1934 ("the 1934 Act"), *15 USC 78s*(b)(2), as amended by Pub. L. No. 94-29, 16 (June 4, 1975). The proposed rule change was filed with the Commission in accordance with Section 19(b)(1), as amended, of the 1934 Act on July 16, 1975, and was published for comment on August 14, 1975 (Securities Exchange Act Release No. 11593, Investment Company Act Release No. 8893, File No. SR-13).

I. The Amendments

The rule change provides that no member shall offer or sell shares of an open-end investment company or a single-payment contractual plan, at a sales charge which is excessive, taking into consideration all relevant circumstances. For funds and single-payment contractual plans the rule provides a ceiling of 8.50% on sales charges (declining to 6.25% for larger purchases), but conditions the right to charge the maximum on the fund's offering (1) dividend reinvestment at net asset value, (2) rights of accumulation, and (3) volume discounts, as defined in the rule. A specific deduction from the[*2] maximum allowable sales charge is imposed for failure to provide each of the services.

The rule change also provides maximum sales loads ranging from 8.50% down to 6.50% on single-payment variable annuities, and a maximum of 8.50% of total payments as of a date not later than the twelfth year after purchase for multiple payment variable annuity contracts.

II. The Reasons for Commission Approval

The Commission endorses the NASD's statement of the basis and purpose of the proposed rule change, which was filed along with the text of the rule and reads as follows:

"The authority for the proposed amendments is contained in Section 22(b) of the Investment Company Act of 1940 which empowers the Association to adopt rules to prevent its members from selling to the public redeemable securities issued by a registered investment company at prices which include an excessive sales load and allows for reasonable compensation for sales personnel, broker/dealers, and underwriters, and for reasonable sales loads to investors.

"The purpose of the amendments is to establish a structure of maximum sales charges which will give effect to, among other things, the amount of the purchase and special[*3] investor privileges or benefits associated with a particular mutual fund or variable annuity. The Association believes that the amendments are necessary and appropriate in order to implement the provisions of Section 22(b) of the Investment Company Act." n1 n1 NASD File No. 16-1-2-35, July 16, 1975.

The Commission finds that the proposed rule change complies with Section 22(b) of the Investment Company Act of 1940, and is consistent with the provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder applicable to the NASD. The Commission also finds that the proposed rule change does not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Securities Exchange Act of 1934.

III. Proposed Modifications

The Commission had previously requested that the NASD consider modifying the proposed rule change (i) to provide a penalty from the maximum sales load for failure to offer an exchange privilege, and (ii) to specify a lower maximum sales charge for so-called "cash management" funds. n2

n2 Letter of November 4, 1974 to Gordon S. Macklin, President, NASD. The NASD responded in detail to the Commission's request on July 16, 1975. The portfolios of "cash management" funds consist primarily of short-term U.S. Government obligations, bankers' acceptances, certificates of deposit, and commercial paper.
[*4]

While approving the proposed rule change without these modifications, the Commission wrote to the NASD on October 10, 1975 stating its understanding that the NASD would continue to consider the need for such provisions. In addition, in view of the fact that most cash management funds are sold at no-load or loads of less than 1%, the Commission expressed concern over those cash management funds which charge conventional sales loads since they are significantly higher than ocmpetitively established rates. It also suggested several factors which should be considered in determining whether a fund's sales charge is "excessive," including shareholder redemption ratios, representations of the fund to prospective investors, and the availability and actual use of an exchange privilege at no-load between the fund's shares and those of other load funds.

* * *

IT IS THEREFORE ORDERED, pursuant to Section 19(b)(2)(A) of the Securities Exchange Act of 1934, that the proposed amendments to Article III, Sections 26 and 29, of the NASD Rules of Fair Practice, filed by the NASD with the Commission on July 16, 1975, and published in the Federal Register on August 22, 1975, n3 be, and they hereby[*5] are, approved.

n3 *40 FR 36813,* August 22, 1975. The NASD has consented to the Commission's acting on this rule more than 35 days from the date of its publication in the Federal Register.

By the Commission.

SUPPLEMENTAL ADDENDUM G

—NASD—

National Association of Securities Dealers, Inc.
1735 K Street, N.W.
Washington, D.C. 20006
(202) 728-8000

September 12, 1991

Katherine A. England, Esq.
Over-the-Counter Regulation
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 5-1/Room 5184

Re: **SR-NASD-90-69**

Dear Ms. England:

Pursuant to the solicitation by the Securities & Exchange Commission ("SEC") of comments on the above-referenced proposed rule change published in the *Federal Register* on April 12, 1991, the Commission received twenty comment letters.[1] Seven of these commentors previously submitted their views to the NASD in response to a request for comments in Notice to Members 90-26. Of the letters received, two commentors emphatically support the proposal to limit asset-based sales charges imposed by investment companies, six commentors support the proposal but recommend modification, four commentors specifically oppose particular provisions without opposing the entire proposal, and seven commentors oppose the proposal in its entirety. Please note that one additional comment was received opposing the proposal as published in Notice to Members 90-26. This commentor's recommendations have already been integrated into the proposed rule change.

In miscellaneous comments, the NASD was commended on its proposed one-year waiting period prior to the implementation of the rule change following SEC approval.[2] In addition, a comment was received strongly supporting the rule change and specifically endorsing the exclusion of management fees in proposed Subparagraph (b)(8).[3] Three commentors suggested the NASD issue a formal "Question & Answer" release (i.e. an NASD Notice to Members)

---

1 SEC Release No. 34-29070 (4/12/91); 56 F.R. 16137 (4/19/91).

2 Investment Company Institute.

3 Fidelity Management & Research Company.

following SEC approval.[4] This suggestion appears to be an excellent means of addressing technical issues raised during the one-year waiting period concerning implementation of the proposed rule change and this suggestion will be followed. If questions arise which would be appropriately answered in an NASD Notice to Members, the NASD will issue such a Notice during the interim year prior to implementation. Finally, two commentors who favor the proposal requested additional flexibility in the administration of the rule.[5] The NASD is prepared to consider such requests after the first year in which the rule has been in effect.

In response to the Commission's specific request for comments on the no-load exception in proposed Subparagraph (d)(3), a comment was received supporting the rule change and endorsing the inclusion of funds with an asset-based sales charge or service fee not exceeding .25% of average annual assets within the definition of "no-load" fund.[6] In addition, a comment was received based upon the proposed rule change as published in Notice to Members 90-26 urging that the proposed definition of no-load funds provide such an exception.[7] Four comments were received urging the deletion of this exception for funds charging 25 basis points or less to finance sales and related activities. Commentors claimed that such an exception would be misleading and confusing to the investor.[8] The NASD believes that confusion of the investor will be minimal since fees and charges are set forth in the fee table at the forefront of the prospectus. The NASD notes that this exception was created as a result of three comments received in response to Notice to Members 90-26.[9] Previously, the NASD had taken the position that a fund charging a sales fee, regardless of what type, could not be referred to as no-load. The NASD is of the opinion that the industry generally supports this exception as indicated by the comment of the Investment Company Institute.

---

[4] Colonial Management Associates, Inc.; Investment Company Institute; T. Rowe Price Associates.

[5] Investment Company Institute; Keystone Group.

[6] Investment Company Institute.

[7] The Vanguard Group of Investment Companies.

[8] Benham Capital Management Group; Scudder, Stevens & Clark, Inc.; T. Rowe Price Associates; Charles Trzcinka.

[9] The Boston Company, Capital Research and Management Company, and Investment Company Institute.

One comment was received questioning whether the aggregate cap could be increased for no-load fund sales to employees or special groups which are not charged sales fees.[10] Because the NASD has taken the position that fund accounting and individual shareholder accounting are equally acceptable, this question will be determined by the type of accounting the fund chooses. In the event a fund uses individual shareholder accounting, the cap will be determined by the exact amount paid in by each shareholder and may be adjusted accordingly.

Another comment generally in favor of the proposed rule change suggested allowing an asset-based distribution charge with an annual maximum of .75% - 1.0% which is not limited with a cap.[11] The NASD believes that a modification of this sort would undermine the intent of the rule. An overall cap, which is equivalent regardless of the type of sales charge assessed, is the basis for the proposed rule change.

Several issues requesting clarification were raised by a single commentor.[12] The commentor inquired as to whether sales charges exceeding .75% may be imposed subsequent to the cap being reduced to zero and the accruals of asset-based sales charges being suspended, so long as the sales charges for the entire year do not exceed .75% of average net assets. As proposed, the rule change would not permit this. The NASD believes that the scenario described by the commentor will occur very infrequently. Therefore, after the first year of implementation, the NASD will consider such actual situations on a case-by-case basis in order to gain experience on which an appropriate rule may be based in the event that this situation needs to be addressed by a rule change or an interpretation by the Board of Governors.

The same commentor noted that the term "plus interest charges on such amount" used in proposed Subparagraphs (d)(2)(A), (d)(2)(B), and (d)(2)(C) would require that interest be calculated on the gross cap rather than the remaining balance, and furthermore, noted that there is no standard mandating the frequency at which the remaining balance be determined. The NASD intended interest to be calculated on the remaining balance and not the gross cap. This clarification will be included in the NASD's Notice to Members announcing adoption of this rule change.

With regard to exchanges, clarification was requested as to (i) whether exchanges are treated as new sales or if the number of years in which sales charges were previously paid are taken into consideration; (ii) whether the current market value or the original cost is used; and (iii) what transpires if the "from" fund cap is already at zero. It is the position of the NASD that exchanges are treated as new sales of the fund into which monies are transferred; the current

---

[10] Colonial Management Associates, Inc.

[11] Invesco MIM Inc.

[12] Colonial Management Associates, Inc.

market value of the new fund is used to determine cost and all associated charges; and if the "from" fund is at zero, the new fund sets up new maximums and the old caps would no longer be applicable.

Two commentors requested that the language of Subparagraph (b)(9), defining service fees, be amended to specifically exclude transfer agent, maintenance, and custodian fees.[13] As proposed, service fees are intended to be distinguished from other fees as a payment for personal service provided to the customer. This fee does not include recordkeeping charges, accounting expenses, transfer costs, or custodian fees. Payment for personal services, such as a registered representative providing information on investments, is not intended to be excluded.[14] The NASD does not believe that an amendment is necessary.

Another commentor suggested that small one-time asset-based sales charges on very large purchases (e.g. 1% on sales of $1 million or more) should not trigger a change in the fund's classification resulting in a substantial decrease in the maximum sales charge permitted.[15] It is difficult to exclude the "one-time charges" from the parameters of the rule as the fund's own disclosure documents describe these fees as asset-based sales charges. The NASD, therefore, believes that providing special relief in this situation would not be compatible with the proposed rule.

Two commentors suggested that the 6.25% cap be modified to more fairly reflect the average account size and the initial sales charge structure of the fund and that the .25% service fee limitation be modified to vary according to average account size within the fund.[16] These suggestions were previously considered in the NASD's review of comments in response to Notice to Members 90-26 and found to create new categories which serve to complicate the application of the rule without providing noticeable benefit to the investor. Moreover, the modification of the service fee limitation would encourage discrimination between investors without justification. The NASD does not agree that it necessarily costs more to service large accounts than small accounts as most costs would tend to be fixed. A fixed percentage rate, in any event, results in a higher dollar fee for large accounts than for small accounts.

---

[13] Scudder, Stevens & Clark, Inc.; T. Rowe Price Associates.

[14] An additional explanation is contained in Section 3 of the Form 19b-4 at page 12.

[15] Lord Abbett & Co.

[16] Bouchey & Bouchey, Inc.; Kleinbard, Bell & Brecker.

Three commentors oppose the imposition of the .25% service fee limitation entirely. It is their position that 25 basis points annually is inadequate compensation for brokers.[17] The NASD believes that a .25% service fee annually is adequate compensation for the service provided as no aggregate cap is imposed on service fees and such fees may be assessed indefinitely.

With respect to limitations on service fees, one commentor noted that the language of the rule change does not specifically limit fees paid by an "underwriter" to the actual party providing service to the customer.[18] As a matter of NASD jurisdiction, fees paid directly to a member by an investment company may be, and are, limited. Where the "underwriter" uses another member to actually provide the service to the customer, the rule change will limit the investment company's fees to the "underwriter," and the fees paid by the "underwriter" to the member-provider may not exceed the limitations set forth in the rule.

Also addressing the .25% service fee limitation, one commentor disagreed with the application of the limitation to pure no-load funds, contending that the intent of the rule is to regulate sales charges. Moreover, the same commentor challenged the NASD's authority to regulate service fees that are non-promotional in nature.[19] The NASD intends to differentiate between sales charges and service fees, allowing service fees to remain uncapped and encouraging service to be provided to the customer with compensation to the registered representative. The NASD has jurisdiction to regulate fees received by its members pursuant to Section 22 of the Investment Company Act of 1940 ("1940 Act") and Section 15A(b)(6) of the Securities Exchange Act of 1934 ("1934 Act").

Three commentors contended that the rule change should not be retroactively applied to investments made under the then-existing rules where fees are adequately disclosed in the prospectus and/or fee table.[20] The NASD believes that it is advantageous for investment companies to apply the proposed rule change to investments made prior to the effective date of the proposed rule change. The NASD's proposed rule change would apply current charges to old debts, thereby allowing investment companies to recoup distribution costs which were previously paid and intended to be amortized. Without this provision, funds would have difficulty paying off their debts while remaining within the rule's limitations. In addition, if this were not permitted, funds would be forced to utilize three different net asset values: (i) investments made

---

[17] Kleinbard, Bell & Brecker; Lincoln Investment Planning, Inc.; Loscalzo & Saile.

[18] Colonial Management Associates, Inc.

[19] Drinker Biddle & Reath.

[20] Bouchey & Bouchey, Inc.; Kleinbard, Bell & Brecker; Lincoln Investment Planning, Inc.

before the new rule, (ii) investments made under the new rule, and (iii) investments made after the cap is reached.

Two commentors disagreed with the provision limiting annual asset-based sales charges to .75% of net assets. They believe that the 6.25% maximum cap on combined fees is sufficient.[21] The NASD believes that the proposed .75% asset-based sales charge annual limitation, in addition to the maximum fund limitation, is necessary and represents the highest figure considered fair and reasonable.

Seven commentors expressed complete opposition to all aspects of proposed rule change. Several of these commentors suggested that complete disclosure would better accomplish the intended goals of the rule change. Similarly, these commentors asserted that shareholders seeking alternatives to funds with sales charges and 12b-1 fees have a variety of no-load funds from which to choose.[22] The NASD believes that disclosure is insufficient to achieve market uniformity and investor protection. Furthermore, the Association is clearly empowered under Section 15A(b)(6) of the 1934 Act and Section 22(b) of the 1940 Act to enact these limitations.

Other commentors argued that 12b-1 fees should not be further limited[23] and that regulation of asset-based sales charges places investment company funds at a significant competitive disadvantage as against other investment products.[24] The NASD, as previously stated, does not believe that the proposed rule change imposes any burden on the ability of investment companies to compete for investors' dollars not necessary or appropriate in furtherance of the purposes of the 1934 Act.

Two comments were submitted by a commentor who previously asserted these same arguments in response to the request for comments published in Notice to Members 90-26.[25] He stated that the proposed rule change complicates the payment to brokers and clouds the investor's ability to determine how much he/she is paying for services. In addition, he argued that the service fees will act as a hidden load in excess of the maximum limitations. The NASD

---

[21] Keystone Group; Sullivan & Worcester.

[22] Bouchey & Bouchey, Inc.; Kleinbard, Bell & Brecker; L.A. Hendershot & Associates, Inc.; Lincoln Investment Planning, Inc.; Loscalzo & Saile; Manchester Advisors.

[23] J. Bush & Co. Inc.; L.A. Hendershot & Associates, Inc.; Lincoln Investment Planning, Inc.; Loscalzo & Saile; Manchester Advisors.

[24] Kleinbard, Bell & Brecker; L.A. Hendershot & Associates, Inc.; Lincoln Investment Planning, Inc.; Manchester Advisors.

[25] Charles Trzcinka.

believes that the proposed rule change will provide adequate compensation for continuous service while providing protection for investors. Moreover, the proposed rule change will require disclosure at the forefront of the prospectus to advise investors of annual service fees. The commentor requested that shareholder accounting for distribution expenses be mandated. Under the proposed rule change, both individual shareholder and fund-level accounting are acceptable. The NASD has considered mandating individual shareholder accounting and rejected it as too costly. We note, however, that individual shareholder accounting is permitted, and even encouraged, at the discretion of the fund. It is foreseeable that the type of accounting used by a fund will in the future become a competitive marketing strategy for funds choosing individual shareholder accounting over fund-level accounting.

The NASD has carefully considered the comments received and has determined that the benefits of this proposed rule change strongly outweigh the minor disadvantages which may result. The Association asserts that the proposed rule change will assist the NASD in meeting its obligation under the 1940 Act Congressional mandate to prevent excessive sales charges on mutual fund shares sold to the public by NASD members. For the above reasons, the NASD urges the Commission to approve the proposal.

Sincerely,

A. John Taylor

A. John Taylor
Vice President
Investment Companies/Variable Contracts

cc: Frank J. Wilson

Alphabetical List of Commentors

1. Benham Capital Management Group
2. Bouchey & Bouchey, Inc. (representing Lincoln Investment Planning)
3. Colonial Management Associates, Inc.
4. Drinker Biddle & Reath
5. Fidelity Management & Research Co.
6. Invesco MIM Inc.
7. Investment Company Institute
8. J. Bush & Co. Inc.
9. Keystone Group
10. Kleinbard, Bell & Brecker
11. L.A. Hendershot & Associates, Inc.
12. Lincoln Investment Planning, Inc.
13. Lord Abbett & Co.
14. Loscalzo & Saile
15. Manchester Advisors
16. Scudder, Stevens & Clark, Inc.
17. Sullivan & Worcester
18. T. Rowe Price Associates, Inc.
19. Charles Trzcinka (representing University at Buffalo)
20. The Vanguard Group of Investment Companies

SUPPLEMENTAL ADDENDUM H

Self-Regulatory Organizations; Notice of Filing andImmediate Effectiveness of Proposed Rule Change by National Association ofSecurities Dealers, Inc. Relating to Publication of Clarification of IssuesRelating to NASD Rule Governing Asset-Based Sales Charges in the Sale of MutualFund Shares
File No. SR-NASD-93-23

SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934, Release No. 34-32118

1993 SEC LEXIS 810; 58 FR 19505

April 8, 1993

CORE TERMS: asset-based, aggregate, service fees, calculate, deferred, notice, service fee, front-end, maximum, prime, cap, starting, effective date, gross sales, calculation, prospectus, proposed rule, offering price, net assets, shareholder, underwriter, exchanged, calculated, reinvestment, deducted, monthly, zero, exhausted, depleted, paying

TEXT: [*1]

Pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 ("Act"), *15 U.S.C. 78s*(b)(1), notice is hereby given that on April 5, 1993, the National Association of Securities Dealers, Inc. ("NASD" or "Association") filed with the Securities and Exchange Commission ("SEC" or "Commission") the proposed rule change as described in Items I, II, and III below, which Items have been prepared by the NASD. The NASD has designated this proposal as one constituting a stated policy, practice, or interpretation with respect to the meaning, administration, or enforcement of an existing rule under Section 19(b)(3)(A)(i) of the Act, which renders the rule effective upon the Commission's receipt of this filing. The Commission is publishing this notice to solicit comments on the proposed rule change from interested persons.

I. SELF-REGULATORY ORGANIZATION'S STATEMENT OF THE TERMS OF SUBSTANCE OF THE PROPOSED RULE CHANGE

The NASD is herewith filing a rule change clarifying the application of its rule relating to asset-based sales charges imposed in connection with the purchase of mutual fund shares.

II. SELF-REGULATORY ORGANIZATION'S STATEMENT OF THE PURPOSE OF, AND STATUTORY [*2]BASIS FOR, THE PROPOSED RULE CHANGE

In its filing with the Commission, the NASD included statements concerning the purpose of and basis for the proposed rule change and discussed any comments it received on the proposed rule change. The text of these statements may be examined at the places specified in Item IV below. The NASD has prepared summaries, set forth in Sections (A), (B), and (C) below, of the most significant aspects of such statements.

(A) Self-Regulatory Organization's Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

The NASD submitted to the SEC in SR-NASD-90-69 a proposed rule change to amend Article III, Section 26 of the Rules of Fair Practice to limit investment company asset-based sales charges imposed in connection with the purchase of mutual fund shares. The proposed rule change was approved by the SEC on July 7, 1992, n1 but does not take effect until July 7, 1993. Pursuant to a letter dated September 18, 1991, from A. John Taylor, Vice President, Investment Companies/Variable Contracts, NASD, to Katherine A. England, Branch Chief, Over-the-Counter Regulation, Division of Market Regulation, SEC, the NASD, in response[*3] to a commenter's suggestion, undertook to issue a Question and Answer Release in order to address "technical issues raised during the one-year waiting period concerning implementation of the proposed rule change . . . if questions arise which would be appropriately answered in [a Notice to Members]." n2 Technical and other issues did, in fact, arise during the one-year period prior to effectiveness of SR-

NASD-90-69, the answers to which were published in question and answer format in Notice to Members 93-12 ("NTM 93-12"), which is attached hereto as Exhibit 1.

n1 See Securities Exchange Act Release No. 30897 (July 7, 1992), *57 FR 30985* (July 13, 1992) (SR-NASD-90-69).

n2 The SEC approval order states that the NASD represented it would issue a formal "Question and Answer" release following SEC approval, to be filed pursuant to Section 19(b)(3)(A) of the Act, clarifying issues raised by commenters regarding service fees, the appropriate amount for calculating interest charges for purposes of the rule, and exchange transactions. Securities Exchange Act Release No. 30897 (July 7, 1992), *57 FR 30985* (July 13, 1992) (SR-NASD-90-69), note 18. See, letter of July 30, 1992 from Suzanne E. Rothwell, Associate General Counsel, NASD, to Katherine A. England, Branch Chief, Over-the-Counter Regulation, Division of Market Regulation, SEC.
[*4]

NTM 93-12 addresses, in question and answer format, (1) Calculation of Sales Charges and Interest, (2) Retroactive Calculation of Remaining Amounts, (3) Service Fees, (4) Exchanges, and (5) Miscellaneous questions. These questions and answers are self-explanatory and are, accordingly, incorporated herein by reference.

The NASD believes that the proposed rule change is consistent with the provisions of Section 15A(b)(6) of the Act n3 in that it promotes just and equitable principles of trade, fosters cooperation and coordination with regulators, and generally provides for the protection of investors and the public interest by assisting members in applying the provisions of Article III, Section 26 of the Rules of Fair Practice which limit the sales charges investors may be required to pay in connection with the sale of investment company shares.

n3 *15 U.S.C. § 78o-3.*

(B) Self-Regulatory Organization's Statement on Burden on Competition

The NASD does not believe that the proposed rule change will result in any burden on competition that is not necessary or appropriate in furtherance of the purposes of the Act, as amended.

(C) Self-Regulatory Organization's Statement [*5] on Comments on the Proposed Rule Change Received from Members, Participants, or Others

Written comments were neither solicited nor received.

III. DATE OF EFFECTIVENESS OF THE PROPOSED RULE CHANGE AND TIMING FOR COMMISSION ACTION

The foregoing rule change has become effective April 5, 1993 pursuant to Section 19(b)(3)(A)(i) of the Act and subparagraph (e) of Rule 19b-4 thereunder, which render the rule effective upon the Commission's receipt of this filing, in that it constitutes a stated policy, practice, or interpretation with respect to the meaning, administration, or enforcement of an existing rule.

At any time within 60 days of the filing of a rule change pursuant to Section 19(b)(3)(A) of the Act, the Commission may summarily abrogate the rule change if it appears to the Commission that such action is necessary or appropriate in the public interest, for the protection of investors, or otherwise in furtherance of the purposes of the Act

IV. SOLICITATION OF COMMENTS

Interested persons are invited to submit written data, views, and arguments concerning the foregoing. Persons making written submissions should file six copies thereof with the Secretary, Securities[*6] and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the submission, all subsequent amendments, all written statements with respect to the proposed rule change that are filed with the Commission, and all written communications relating to the proposed rule change between the Commission and any person, other than those that may be withheld from the public in accordance with the provisions of *5 U.S.C. 552*, will be available for inspection and copying in the Commission's Public Reference Room. Copies of such filing will also be available for inspection and copying at the principal office of the NASD. All submissions should refer to the file number in the caption above and should be submitted by [insert date 21 days from the date of publication].

For the Commission, by the Division of Market Regulation, pursuant to delegated authority, 17 CFR 200.30-3(a)(12). n4

n4 17 CFR 200.30-3(a)(12) (1992).

Exhibit 1

NASD NOTICE TO MEMBERS 93-12

Questions and Answers About New NASD (registered) Rules Governing Investment Company Sales Charges -- Article III, Sections 26(b) and (d) of the Rules of Fair Practice

Executive Summary

Since the Securities[*7] and Exchange Commission (SEC) approved new NASD (registered) rules governing investment company sales charges on July 7, 1992, the NASD has fielded numerous questions from member firms and mutual funds concerning the interpretation and application of these rules. In anticipation of the July 7, 1993, effective date of the new rules, the NASD has compiled in this Notice frequently asked questions and answers to help members understand and apply these rules. The categories addressed are calculation of sales charges and interest, retroactive calculation of remaining amounts, service fees, and exchanges.

Background

On July 7, 1992, the SEC approved amendments to Article III, Sections 26(b) and (d) of the Rules of Fair Practice (Rules) relating to investment company sales charges as announced in Notice to Members 92-41 (August 1992). The new Rules take effect on July 7, 1993. The text of the new Rules follows this Notice. The following questions and answers have been developed to assist members in interpreting and implementing the new Rules.

The statements contained in this Notice to Members supersede and replace any and all prior statements of the NASD on the subject [*8] of investment company sales charges to the extent such prior statements are inconsistent with this Notice. The NASD may publish other question and answer Notices as needed to answer member questions.

Members are also reminded that, while Article III, Section 26 of the Rules of Fair Practice addresses investment company issues, the Rules apply to members, not investment companies. Members are obligated under the Rule to ensure that the sales charges paid by the investment companies for the shares that they sell to the general public comply with the requirements of the Rules. A member that sells shares of an investment company in violation of the Rule is subject to disciplinary action, not the investment company. Nevertheless, members may rely on the statements in a fund's prospectus, or on statements from the fund about the amount of sales charges paid in the distribution of fund shares, unless the member knows, or should have known on the exercise of reasonable diligence, that the statements are not true.

Questions regarding this Notice may be directed to R. Clark Hooper, Vice President, Investment Companies at (202) 728-8329 and Elliott R. Curzon, Senior Attorney, Office of [*9] General Counsel at (202) 728-8451.

Questions and Answers

As an aid to understanding the questions and answers contained in this Notice, the NASD has developed a comprehensive example using a hypothetical investment company to show the calculations for remaining amount,

Question #3: The Rules permit funds to increase their remaining amount by adding interest at the prime rate plus one percent. How and when should a fund determine the appropriate interest rate?

Answer: NASD Notice to Members 90-56 (September 1990) describes the prime rate as "the most [*12] preferential rate of interest charged by the largest commercial banks on loans to their corporate clients" and refers to the rate published daily in The Wall Street Journal. Thus, the prime rate used for this purpose should be the rate appearing in The Wall Street Journal, which represents "the base rate on corporate loans posted by at least 75 percent of the nation's 30 largest banks." The prime rate in effect on the date when the fund calculates its remaining amount plus one percent (see Question 1) if the fund calculates daily or, alternatively, if a fund calculates its remaining amount less frequently, an average of the prime rates over the period plus one percent should be used to calculate the amount by which a fund may increase its remaining amount. Funds generally should select and consistently use one of the above two alternatives.

Question #4: To calculate the increase in a fund's remaining amount based on the interest allowed (referred to in Question 3), to what amount should the prime rate plus one percent be applied?

Answer: Subparagraphs (d)(2)(A), (B), and (C) of Article III, Section 26 of the NASD Rules of Fair Practice refer to "interest charges on such [*13] amount," and "such amount" is the appropriate aggregate cap on sales charges. As indicated in Notice to Members 92-41 (August 1992), however, the NASD intended that interest be calculated not on the appropriate aggregate cap but rather on the fund's remaining amount before the current interest calculation (i.e., the portion of the amount permitted to be charged that has not yet been paid). In calculating the permitted interest allowance, the fund should apply the appropriate interest rate (prime plus one percent) (see answer to Question 3) to its remaining amount or "balance for interest" (see discussion in answer to Question 2). For example, if a fund calculates its remaining amount daily, but pays asset-based sales charges monthly, it should apply the prime rate plus one percent to the current day's "balance for interest." If a fund calculates its remaining amount monthly and pays asset-based sales charges monthly, it should apply an average of the month's prime rates plus one percent to its average remaining amount for the month. The NASD believes that if a fund adopts a particular method of accruing or paying charges and calculating its remaining amount and interest, it[*14] must consistently apply and adhere to the chosen practices. Funds may not change practices for short-term advantage to the distributor or underwriter.

Question #5: If a fund's remaining amount reaches zero, what do the Rules require?

Answer: If a fund's remaining amount reaches zero it must stop accruing asset-based sales charges and retain any deferred sales charges collected, until it has new sales that increase the remaining amount. In the NASD's view, the prudent fund whose remaining amount is approaching zero should calculate its remaining amount on a more frequent (even daily) basis so that it stops accruing asset-based sales charges when its remaining amount reaches zero.

The NASD is aware that in many cases front-end sales charges are paid directly to the selling member through deduction of the sales charge from the proceeds of sale; however, front-end sales charges deducted by the member will not exceed the remaining amount because each purchase will raise the remaining amount and the increase will not be consumed by the front-end sales charge.

Question #6: If a fund generates no sales or discontinues selling its shares, must it stop paying any asset-based sales charges? [*15]

Answer: No. The Rule provides only that the fund stop paying sales charges (either asset-based or deferred) when its remaining amount is depleted. A fund may fail to generate sales or stop selling its shares before its remaining amount is exhausted.

Question #7: For purposes of determining when a fund must begin to retain deferred sales charges because the remaining amount has been exhausted, must the fund determine on which day it exhausted the remaining amount?

Answer: The requirement that the fund retain deferred sales charges upon exhausting its remaining amount will be deemed to be met if the fund begins to retain those charges no later than the first day of the month following the month during which the remaining amount was depleted. As stated above, a fund should calculate its remaining amount more frequently as it approaches zero. In addition, a fund which has depleted its remaining amount must also continue to

SUPPLEMENTAL ADDENDUM I

THE CHAIRMAN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 1993

The Honorable John D. Dingell
Chairman
Committee on Energy and Commerce
U.S. House of Representatives
2125 Rayburn House Office Building
Washington, DC 20515

Re: Certain Rule 12b-1 Practices

Dear Chairman Dingell:

I am responding to your letter of July 21, 1993 to then Acting Chairman Schapiro, regarding rule 12b-1 fees imposed by mutual funds. You point to a recent *Forbes* article raising concerns about certain rule 12b-1 fee practices. You have asked for a report on what action the Commission has taken or intends to take regarding such practices.

The enclosed memorandum of the Division of Investment Management analyzes the application of rule 12b-1 to the two practices described in the article, and concludes that neither of them necessarily violates the current requirements of rule 12b-1. The memorandum notes, however, that the practices have been addressed by the National Association of Securities Dealers, Inc. ("NASD"). Specifically, the NASD Rules of Fair Practice place limits on mutual fund sales charges; under these limits, a fund that closes to new investors eventually must reduce or eliminate its asset-based sales charge. Also, the NASD Board of Governors has expressly permitted commission payments by brokerage firms to the estates of deceased sales representatives, provided that certain conditions are met. The memorandum indicates that the Division intends to re-examine rule 12b-1 and the NASD rules to determine whether changes are necessary to prevent possible abuses arising from these practices.

I can assure you that the Commission has given and will give close attention to the regulation of rule 12b-1 fees. Last year, the Commission approved changes to the NASD Rules of Fair Practice to limit rule 12b-1 fees under the NASD's maximum sales charge rule. In the future, I expect the Commission to continue to monitor industry practices under the rule, and to consider rule changes if warranted.

Please call me or Barbara J. Green, Deputy Director of the Division of Investment Management, (202) 272-2045, if you have any further questions.

Sincerely,

Arthur Levitt
Chairman

Enclosure

MEMORANDUM

August 16, 1993

To: Chairman Levitt

From: Barbara J. Green, Deputy Director
Division of Investment Management

Subject: Chairman Dingell's Inquiry Concerning Rule 12b-1 Fees

I. Introduction

Chairman Dingell has requested a report on two practices involving rule 12b-1 fees[1] described in an article appearing in the July 19, 1993 issue of *Forbes*. First, some funds that are closed to new investors continue to assess 12b-1 fees. Second, a fund sales representative has arranged with his business partner that, upon his death, and in exchange for the assignment of his customer accounts to the business partner, his estate will continue to collect 12b-1 servicing fees on shares he sold prior to his death. Specifically, Chairman Dingell has asked how the Commission is monitoring this area, and whether the Commission is addressing, or intends to address, these practices through enforcement action or revisions to rule 12b-1.

The Division believes that neither of the practices described in the article necessarily violates rule 12b-1. Both practices, however, are directly addressed by the rules and policies of the National Association of Securities Dealers, Inc. ("NASD"). The NASD's maximum sales charge rule ultimately would require a fund that made no new sales to reduce or eliminate its asset-based sales charge. Also, the NASD Board of Governors has expressly permitted the payments of sales commissions to the estates of deceased sales representatives, provided that certain conditions are met.

The Division intends to re-examine rule 12b-1 as recommended in the *Protecting Investors* report.[2] In re-examining the rule, the Division will give careful consideration to the practices described in the article. The Division also will discuss these practices with the NASD.

Finally, the *Forbes* article states that, because fund expense ratios have increased since 1980, it is a "farce" to suggest that increases in fund assets lower fund expenses per share. The Division continues to believe, as it stated in its memorandum of April 9, 1992 to former Chairman Breeden, that such reports do not accurately analyze changes in fund expense ratios because they fail to account for the decrease in front-end sales loads during

---

[1]Rule 12b-1 under the Investment Company Act of 1940 permits mutual funds to use their assets to finance the distribution of their shares. 17 C.F.R. § 270.12b-1. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (Oct. 28, 1980), 45 FR 73898 (adopting release).

[2]SEC DIVISION OF INVESTMENT MANAGEMENT, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, 326-328 (1992). The report recommended that the Commission adopt certain amendments to rule 12b-1, consistent with the amendments to the NASD sales charge rule and with "spread load" plans, which, in effect, spread the payment of sales commissions over several years.

the past decade, which has offset much, if not all, of the increase in fund expense ratios.[3] Such reports also fail to account for industry expansion into global markets and for new shareholder services, such as sweep accounts, and telephone redemption and exchange privileges, which may have offset expense reductions resulting from increased fund assets.[4]

II. Discussion

A. Monitoring

The Division monitors the operation of rule 12b-1 plans principally through its Office of Inspections, which, together with the inspections staff of the Commission's Regional Offices, examines individual funds for compliance with rule 12b-1. The Division also monitors rule 12b-1 plans through its Office of Disclosure, which reviews mutual fund registration statements, and through its Office of Financial Analysis, which monitors mutual fund fees generally and rule 12b-1 fees specifically. In addition, the Division of Market Regulation monitors broker-dealer compliance with rule 12b-1 through its supervision of the NASD's broker-dealer inspection program. Violations of rule 12b-1 and other abusive fee practices may be uncovered by any of these offices. The Commission has brought enforcement actions as a result of violations uncovered in the course of monitoring these plans.[5]

B. Requirements of Rule 12b-1

Fee practices such as those described in the *Forbes* article generally are governed by rule 12b-1 under the Investment Company Act, which permits the use of fund assets to promote distribution. Rule 12b-1 requires fund directors, including a majority of the independent directors, to determine that the use of fund assets to promote distribution is reasonably likely to benefit fund shareholders. The rule also contains provisions intended to ensure that the directors are not dominated or unduly influenced by management and that they are fully informed and exercise reasonable business judgment. Rule 12b-1, however, does not provide the board with a checklist of information it must review. Instead, rule 12b-1(*d*) requires the board to request such information as may be reasonably necessary to make an informed determination. Thus, the board's review under rule 12b-1 will depend on the specific facts and circumstances relating to each fund's 12b-1 plan.

C. Imposition of Asset-Based Sales Charges by Funds that are Closed to New Investors

Rule 12b-1 permits a fund to spread its distribution expenses over several years and

---

[3]*See* Letter dated April 15, 1992 from former Chairman Breeden to Chairman John D. Dingell enclosing Memorandum dated April 9, 1992, to former Chairman Breeden from The Division of Investment Management regarding Chairman Dingell's Inquiry Concerning Mutual Fund Fees (offset created by decline in front-end loads is not reflected in expense ratio because 12b-1 fees are annual fund expenses that must be included in a fund's expense ratio while front-end sales loads are not). (Letter and Memorandum attached as Appendix A.)

[4]*See* Memorandum, *supra* note 3, at 2.

[5]*See Continental Equities Corp. of America*, Admin. Proc. File No. 3-7057 (Sept. 19, 1988), and *Corey Fund Management, Inc.*, Admin. Proc. File No. 3-7056 (Sept. 19, 1988).

allows payment of fees for past distribution services. Therefore, even if a fund closes to new investors, it may continue to pay rule 12b-1 fees in order to compensate the distributor for its past distribution efforts. In 1988, the Commission proposed extensive amendments to rule 12b-1 that would have, among other things, greatly limited the use of 12b-1 fees to pay for past distribution expenses.[6] In response to the Commission's proposal, and industry opposition to it, the NASD explored whether it could regulate 12b-1 fees under its rule limiting sales loads. The NASD concluded that it could, and amended the rule to cover 12b-1 fees. The amendment was approved by the Commission in July, 1992; it became effective in July of this year.[7] The Commission has not taken further action on its 1988 proposal.

The NASD maximum sales charge rule limits payment of 12b-1 fees in two respects.[8] First, the rule prohibits NASD members from offering or selling the shares of a mutual fund that has total sales charges (including front-end and deferred sales loads and asset-based sales charges) in excess of a specified percentage of the fund's total sales, ranging from 6.5% to 8.5%. This percentage is a rolling cap based on the fund's new gross sales; combined front-end, asset-based, and deferred sales charges may not exceed the rolling cap. Second, the rule prohibits members from offering or selling the shares of a mutual fund if the fund pays more than 1% of its average annual net assets per year in asset-based sales charges (including certain asset-based service charges).

When a fund closes to new investors, it may continue to pay asset-based distribution fees until the total fees paid reach the rolling cap. If the fund does not make new sales, the fund eventually will reach its cap under the rule and must reduce or eliminate its 12b-1 fee. The Division believes that the NASD maximum sales charge rule will deter excessive 12b-1 sales charges, but the Division intends to monitor closely the operation of the rule to see how it affects industry practices.

D. Payment of Trail Commissions to the Estates of Sales Representatives

The *Forbes* article describes an arrangement to pay "12b-1 servicing fees" (also known as "trail commissions") to the estate of a deceased sales representative. Trail commissions are relatively commonplace in mutual fund fee structures. Funds generally use them to compensate broker-dealers for services such as responding to shareholders' inquiries concerning yields, exchange privileges, redemption rights, shareholder account balances, and other matters. Trail commissions also may provide incentives for continued broker promotion of the fund to minimize shareholder redemptions. Finally, funds may use trail commissions to spread sales compensation over time. Trail commissions often serve more than one of these purposes.

---

[6] Payment of Asset-Based Sales Loads by Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431 (June 10, 1988), 53 FR 23258.

[7] Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30897 (July 7, 1992) 57 FR 30985.

[8] NASD Rules of Fair Practice, Article III, section 26. Authority to establish maximum sales charges for investment company securities is delegated to the NASD by section 15A of the Securities Exchange Act of 1934 [15 USC 78o-3] and section 22(b) of the Investment Company Act [15 USC 80a-22(b)].

Trail commissions typically are paid under a distribution agreement between a fund's distributor (principal underwriter) and a broker-dealer firm. This agreement covers, among other matters, the way in which the distributor will compensate the broker-dealer for selling fund shares and for providing other services. For a fund with a rule 12b-1 plan, the agreement typically specifies the percentage of gross sales the distributor will pay to the broker-dealer firm as an up-front lump sum at the time of sale, and any ongoing trail commission (which is determined as a percentage of the average daily value of the fund shares that the broker-dealer's customers hold). A fund, through its distributor, continues paying trail commissions to a broker-dealer firm based on the aggregate fund assets held by customers of that broker-dealer so long as the agreement between the broker-dealer and the distributor remains in effect.

The distribution agreement usually does not specify the percentage the broker-dealer firm would pay to its registered representatives out of any up-front or ongoing payment to the broker-dealer firm. Rather, the broker-dealer firm has employment agreements with its registered representatives that specify how much of the payments received by the firm will be credited to the representatives. Practices vary from firm to firm, and often even within firms depending upon the deal negotiated by an individual representative.

Thus, it is a broker-dealer's internal compensation policies that govern the treatment of trail commissions (and other types of continuing commission payments) when a representative leaves the firm, retires, or dies. The firm may treat a representative's clientele as "house" accounts; in that case, the firm itself may keep most or all of the trail commissions paid by a fund on fund shares held by that representative's former clients. More typically, the firm assigns the representative's clients to another representative in the firm; this new representative would receive a portion of the trail commissions and be expected to provide services to the clients of the former representative. Because the cost of finding new clients is high, most broker-dealer firms are interested in continuing to provide service to the clients of the former representative so that they will continue as clients of the firm. (Of course, if a client leaves the firm, the firm will no longer be able to realize trail commissions on the shares of the fund owned by the client.)

For the same reason, a representative may agree to take over servicing another representative's clientele if that representative dies, while paying over to the other representative's beneficiaries or estate trail commissions for sales made before that other representative's death. In exchange for foregoing those prior trail commissions, the representative acquires a client base that it could otherwise take substantial effort and time to develop.

1. **Application of Rule 12b-1**

Where a trail commission arrangement is subject to rule 12b-1, the board has responsibilities under the rule to take certain actions with respect to that arrangement as part of the fund's 12b-1 plan.[8] Rule 12b-1(c) requires the board to determine that a plan to use fund assets for distribution creates a reasonable likelihood of benefit for fund shareholders, and rule 12b-1(d) requires the board to request and evaluate any information that is

---

[8]Whether particular shareholder or other services are "primarily intended to result in the sale of fund shares" and, therefore, must be paid under a 12b-1 plan, will depend on the surrounding circumstances. *See* Inv. Co. Act Rel. 16431, *supra* note 6, at n.126.

reasonably necessary to make that determination. Fund directors should ensure that the amounts paid by the fund for distribution are reasonable in light of the distribution services that have been purchased or performed.[10]

Rule 12b-1 thus primarily specifies procedures that the board must follow in approving the adoption or continuation of a rule 12b-1 plan. Neither the rule nor any Commission pronouncement concerning rule 12b-1 as now in effect requires a conclusion that payments to a broker-dealer firm with a compensation arrangement such as that described in the *Forbes* article would necessarily violate rule 12b-1.[11] Nor does any such authority indicate that a fund board must review all internal compensation arrangements of all broker-dealer firms with which the fund's distributor has distribution agreements or take any specific action in response to information obtained about such arrangements.

This compensation arrangement highlights the more general question whether the payment of such trail commissions under rule 12b-1 plans always is appropriate or actually benefits funds and their shareholders. The Commission's 1988 proposal sought, among other things, to clarify and enhance rule 12b-1's standards for evaluating distribution plans. The Division expects to recommend changes to rule 12b-1 that address those concerns. In developing that recommendation, the Division will give careful consideration to the practices described in the *Forbes* article.

2. NASD Policy on Payments to Estates

Compensation arrangements between sales representatives such as those in the *Forbes* article are subject to more specific regulation under the NASD rules.[12] NASD policy expressly permits a registered representative to arrange for another registered representative to take over and service his customer accounts and to pay him or his beneficiary continuing commissions generated on such accounts, provided that a *bona fide* contract calls for such payments, and provided that such payments conform to applicable law or regulations.[13] The Division intends to discuss the background and application of this policy with the NASD staff.

---

[10] Inv. Co. Act Rel. 16431, *supra* note 6, at n.60.

[11] There is nothing in the *Forbes* article to suggest that the brokerage firm described in the article would not continue to assure that its representatives provided the services for which the firm was receiving compensation pursuant to the rule 12b-1 plan. Thus, it does not necessarily follow, as the article implies, that the arrangement would not meet the requirements of rule 12b-1.

[12] Authority to regulate the relationship between brokers and their sales representatives is delegated to the NASD by section 15A of the Securities Exchange Act.

[13] NASD MANUAL (CCH) ¶ 5268 (policy of the Board of Governors of the NASD).

SUPPLEMENTAL ADDENDUM J

Prohibition on the Use of Brokerage Commissions to FinanceDistribution
File No. S7-09-04

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-26356; 17 CFR Part 270; RIN 3235-AJ07

2004 SEC LEXIS 418

February 24, 2004

CORE TERMS: brokerage, broker, selling, adviser, shareholder, portfolio, broker-dealer, load, entity, dealer, collection, execute, finance, disclosure, estimate, staff, Act Release, executing, annual, underwriter, conflicts of interest, revenue sharing, financing, selecting, compensate, mutual fund, ban, mutual funds, asset-based, NASD Conduct Rule

ACTION:
[*1] Proposed rule.

TEXT: SUMMARY: The Securities and Exchange Commission is publishing for comment amendments to the rule under the Investment Company Act of 1940 that governs the use of assets of open-end management investment companies ("funds") to distribute their shares. The amended rule would prohibit funds from paying for the distribution of their shares with brokerage commissions. The proposed amendments are designed to end a practice that is fraught with conflicts of interest and may be harmful to funds and fund shareholders.

DATES: Comments must be received on or before May 10, 2004.

ADDRESSES: To help us process and review your comments more efficiently, comments may be sent to us in either paper or electronic format. Comments should not be sent by both methods. Comments in paper format should be submitted in triplicate to Jonathan G. Katz, Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. Comments in electronic format may be submitted to the following e-mail address: rule-comments£sec.gov. All comment letters should refer to File No. S7-09-04; if e-mail is used, this file number should be included on the subject line. Comment[*2] letters will be available for public inspection and copying in the Commission's Public Reference Room, 450 Fifth Street, NW, Washington, DC 20549. Electronically submitted comment letters will also be posted on the Commission's Internet web site (http://www.sec.gov). n1

- - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - -

n1 We do not edit personal or identifying information, such as names or e-mail addresses, from electronic submissions. Submit only information you wish to make publicly available.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - -

FOR FURTHER INFORMATION CONTACT: Hester Peirce, Senior Counsel, or Penelope W. Saltzman, Senior Counsel, at (202) 942-0690, Office of Regulatory Policy, Division of Investment Management, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0506.

money manager to consider benefits derived by other accounts he manages when determining the reasonableness of commissions an account is paying).
[*13]

n18 *15 U.S.C. 80a-12*(b).

n19 Investment Trusts and Investment Companies, Hearings on H.R. 10065 Before a Subcomm. of the House Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 112 (1940) (statement of David Schenker).

n20 Rule 12b-1(b).

n21 Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (Oct. 28, 1980) [*45 FR 73898* (Nov. 7, 1980)] ("1980 Adopting Release").

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - -

Rule 12b-1 does not itself limit the amount of distribution costs that a fund can assume, nor does it explicitly address the extent to which fund brokerage can be used to reward brokers for promoting the sale of fund shares. Two NASD rules address these matters.

First, NASD Conduct Rule 2830(d) prohibits NASD members (i.e., broker-dealers) from selling shares of funds that impose excessive sales charges. n22 The rule deems a sales charge to be excessive if it exceeds the rule's caps. A fund's sales load (whether charged at the time of purchase or redemption) may not exceed 8.5 percent of the offering[*14] price if the fund does not charge a rule 12b-1 fee. n23 The aggregate sales charges of a fund with a rule 12b-1 fee may not exceed 7.25 percent of the amount invested, n24 and the amount of the asset-based sales charge (the rule 12b-1 fee) may not exceed 0.75 percent per year of the fund's average annual net assets. n25 Under the cap, therefore, an increase in the fund's sales load could reduce the permissible level of payments a selling broker may receive in the form of 12b-1 fees. The NASD designed the rule so that cumulative charges for sales-related expenses, no matter how they are imposed, are subject to equivalent limitations. n26

- - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - -

n22 NASD Conduct Rule 2830 (Investment Company Securities). Paragraph (d) (Sales Charge) prohibits members from selling the shares of a fund "if the sales charges described in the prospectus are excessive."

n23 NASD Conduct Rule 2830(d)(1)(A). If the fund also charges a service fee, the maximum aggregate sales charge may not exceed 7.25% of the offering price. NASD Conduct Rule 2830(d)(1)(D).

SUPPLEMENTAL ADDENDUM K

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DOC #

MILTON PFEIFFER, Plaintiff, v. BJURMAN, BARRY & ASSOCIATES, G. ANDREW BJURMAN, O. THOMAS BARRY III, JOSEPH E. MAIOLO, MARK J. MASON, and WILLIAM WALLACE, Defendants, BJURMAN, BARRY MICRO CAP GROWTH FUND, Nominal Defendant.	03 CV 9741 (VM)

9

DEFENDANTS' MEMORANDUM OF LAW IN SUPPORT OF THEIR MOTION TO DISMISS PLAINTIFF'S FIRST AMENDED COMPLAINT

GIBSON, DUNN & CRUTCHER LLP
200 Park Avenue - 47th Floor
New York, New York 10166-0193
Telephone: (212) 351-4000
Facsimile: (212) 351-4035

Attorneys for Defendants

March 25, 2004

TABLE OF CONTENTS

TABLE OF CONTENTS
[Continued]

TABLE OF AUTHORITIES

Page(s)

Cases

TABLE OF AUTHORITIES
[Continued]

Page(s)

Statutes

TABLE OF AUTHORITIES
[Continued]

Regulations

Rules

Other Authorities

Defendants Bjurman, Barry & Associates ("BB&A"), G. Andrew Bjurman, O. Thomas Barry III, Joseph E. Maiolo, Mark J. Mason and William Wallace, and nominal defendant Bjurman, Barry Micro-Cap Growth Fund (the "Fund" or "Micro-Cap Growth Fund"), respectfully submit this memorandum of law in support of their motion, pursuant to Fed. R. Civ. P. 12(b)(6) and Del. Ct. Ch. R. 23.1, to dismiss with prejudice plaintiff's First Amended Complaint (the "Complaint").

PRELIMINARY STATEMENT

Defendants here are the investment adviser and trustees of a mutual fund -- the Micro-Cap Growth Fund, one of the best-performing and most highly-regarded funds nationwide -- that last year was closed to investors previously unconnected with the Fund. Plaintiff alleges that the Fund's closing requires defendants to terminate the Fund's Distribution Plan pursuant to SEC Rule 12b-1, which permits a mutual fund to set aside a portion of its assets to cover expenses in connection with the distribution and marketing of fund shares.

Services covered by such expenses include payments to broker-dealers to service shareholder accounts on an ongoing basis, to provide compensation for prior sales and marketing efforts, and to maintain their customers' accounts with the mutual fund. Even though all such services continue past the Fund's closure to new investors, plaintiff alleges that the investment adviser has breached its fiduciary duty with respect to the receipt of compensation under section 36(b) of the Investment Company Act of 1940, and that all defendants have breached their fiduciary duties under Delaware state law.

To state a claim for relief, however, plaintiff must allege that the Fund's Rule 12b-1 expenses are so disproportionately large that they bear no reasonable relationship to the services rendered and could not have been the product of arms-length bargaining. This he does not -- and cannot -- do. The Complaint alleges nothing about the nature and quality of the services rendered now that the Fund is closed, or their relationship to the current expenses. Instead, plaintiff relies exclusively on conclusions of law, without providing any factual basis for his claim. His cookie-cutter pleading warrants dismissal with prejudice.

STATEMENT OF FACTS

A. The Trust, Investment Adviser, and Board of Trustees

The Bjurman, Barry Funds ("Trust") is a diversified, open-end, investment company organized as a Delaware business trust. ¶ 12; Statement of Additional Information of The Bjurman, Barry Funds (filed with the SEC, Aug. 1, 2003) ("SAI") at 3 (Ex. B).[1] The Trust is a registered investment company

---

[1] References in the form "¶ __" are to the Complaint, and those in the form "(Ex. __)" are to Exhibits to the Declaration of Mitchell A. Karlan, dated March 25, 2004. In considering a motion to dismiss a complaint, "[a] court may consider
[Footnote continued on next page]

under the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §§ 801-1 et seq., that offers shares in three mutual funds: the Micro-Cap Growth Fund, the Small Cap Growth Fund, and the All Cap Growth Fund. Prospectus of The Bjurman, Barry Funds (filed with the SEC, Aug. 1, 2003) ("Prospectus") (Ex. C) at 1-2.

BB&A -- as investment adviser for these funds -- determines which securities each fund shall buy or sell, and, together with the Trust's officers, administers the funds' daily operations. See ¶¶ 9, 14; SAI (Ex. B) at 12. BB&A thus makes the investment decisions concerning the funds' assets and administers the funds' investments, subject to the supervision of, and policies established by, the trustees of the Trust. Prospectus (Ex. C) at 10. Bjurman is BB&A's President and CEO, and Barry serves as BB&A's Senior Executive Vice President and Chief Investment Officer. See ¶ 19(c). For providing investment advisory services, each fund pays BB&A a monthly fee

---

[Footnote continued from previous page] documents attached as an exhibit thereto or incorporated by reference, as well as any documents that are integral to, or explicitly referenced in, the pleading. In addition, a Court may consider 'matters of which judicial notice may be taken.'" Preston v. New York, 223 F. Supp. 2d 452, 461 (S.D.N.Y. 2002) (Marrero, D.J.) (citations omitted); see also Kramer v. Time Warner Inc., 937 F.2d 767, 774 (2d Cir. 1991) (taking judicial notice on Rule 12(b)(6) motion of public documents filed with SEC and noting that "it is highly impractical and inconsistent with Federal Rule of Evidence 201 to preclude a district court from considering such documents when faced with a motion to dismiss"); Faulkner v. Verizon Communications, Inc., 189 F. Supp. 2d 161, 168 (S.D.N.Y. 2002) (on motion to dismiss, taking judicial notice under Fed. R. Evid. 201 of reports filed pursuant to SEC regulations).

that is calculated daily by applying an annual rate of 1% to the applicable fund's average daily net assets. Prospectus (Ex. C) at 10. That fee is not the subject of this action.

The Board of Trustees (the "Board") establishes the funds' policies, and supervises and reviews BB&A's management of the funds. Id. at 9. The Board consists of two "interested" trustees affiliated with BB&A -- Bjurman and Barry, who share the presidency of the Trust -- and three "disinterested" trustees with no affiliation to, or financial interest in, BB&A: Maiolo, Mason and Wallace. See ¶ 13; SAI (Ex. B) at 12-15.

B. The Distribution Plan

The Board has adopted a Distribution Plan (the "Distribution Plan" or "Plan") pursuant to SEC Rule 12b-1 promulgated under the ICA, which permits an investment company to use fund assets to cover expenses incurred in connection with selling and distributing shares of each fund. The complete text of the Plan was publicly filed with the SEC on August 1, 1999. See Ex. 15 to Form N-1A of The Bjurman Funds (filed Aug. 1, 1999) (Ex. D); Form N-1A, Part C, Item 24(b)(15) (requiring that any written plan pursuant to Rule 12b-1 be attached as Exhibit 15 to Form N-1A). The Plan was approved by a majority of the Board, including a majority of the independent trustees, who are not interested persons in the Trust and who have no financial interest in the Plan's operation. Plan (Ex. D) at 1. The Plan also was approved by shareholder vote. Id.

The Plan provides that each fund -- including the Micro-Cap Growth Fund -- will reimburse BB&A, the Distributor or others in an amount up to 0.25% of the fund's average daily net assets for expenses incurred in connection with promotion and distribution of its shares. See ¶¶ 2, 17; Plan (Ex. D) ¶¶ 1-2. These expenses include payments to financial institutions and intermediaries such as securities dealers ("broker-dealers") and banks who have sold shares of the fund, who furnish services to shareholders and who maintain shareholder accounts. Plan (Ex. D) ¶ 1. The Plan contemplates that the services of such financial institutions and intermediaries include:

- Aiding in maintaining the investment of their respective customers in each fund;
- Establishing and maintaining customer accounts and records;
- Monitoring dividend payments from the Trust on the behalf of customers;
- Arranging for bank wires;
- Receiving and answering correspondence; and
- Assisting with purchase and redemption requests.

Id. Also reimbursable under the Plan are expenses associated with preparation and mailing prospectuses and sales literature, and with obtaining information, analysis and reports needed for marketing and advertising promotions. Id.; ¶ 15.

The Plan must be re-approved annually by a vote of the Board, including the non-interested trustees, cast in person at a meeting called for the purpose of voting on the Plan. Plan (Ex. D) ¶ 4. The Board must review at least quarterly a written report that itemizes the distribution-related expenses incurred on the funds' behalf and specifies the purpose for each expense. Id. ¶ 3. BB&A and the Distributor also must provide such information as the Board reasonably may request to make an informed decision as to whether the Plan should be continued. Id. The Complaint does not allege that the Board or BB&A failed properly to discharge any of these duties.

The Plan currently remains in effect with respect to all of the Trust's funds, including the Micro-Cap Growth Fund. ¶ 17. For the fiscal year ended March 31, 2003, the Fund incurred expenses of $836,845 pursuant to the Distribution Plan. SAI (Ex. B) at 12; see also ¶ 9 (alleging that Fund's Rule 12b-1 expenses exceed $1.5 million annually).

C. The Micro-Cap Growth Fund

The Micro-Cap Growth Fund targets for investment companies with market capitalizations generally between $30 million and $300 million. Prospectus (Ex. C) at 2. The Fund has been closed to new investors since May 30, 2003. ¶ 17. On June 2, 2003, the Trust filed with the SEC a supplement to its August 1, 2002 prospectus ("Supplement" (Ex. E)). This Supplement made clear that, although closed to new investors, the Fund remained open to additional investments by (1) existing Fund shareholders and (2) shareholders of other Trust funds --

specifically, the All Cap Growth Fund and the Small Cap Growth Fund -- who wished to exchange into the Fund to open a new account. Id. The Trust further advised that it reserved the right to reopen the Fund after the closing date. Id.

D. Plaintiff's Suit in this Court

On December 9, 2003, plaintiff filed this derivative action against BB&A purportedly on behalf the Micro-Cap Growth Fund. Plaintiff alleged that, because the Micro-Cap Growth Fund is now closed to new investors, its expenses pursuant to the Distribution Plan are excessive in violation of federal and state law. Plaintiff charged that BB&A -- as an alleged recipient of payments made pursuant to the Distribution Plan -- had violated its fiduciary duty under ICA § 36(b) with respect to the receipt of compensation, and its fiduciary duties under Delaware state law. That same day, plaintiff filed a suit with identical claims against the Dreyfus Corporation, see Pfeiffer v. Dreyfus Corp., 03 CV 9740 (DLC) (filed Dec. 9, 2003, amended Feb. 20, 2004), which remains pending before Judge Cote.

On February 20, 2004, plaintiff filed the First Amended Complaint that is the subject of defendants' motion. Plaintiff's new complaint, principally, (1) adds the Board of Trustees as defendants with state law claims against them for breach of fiduciary duties and waste of corporate assets; and (2) alleges that plaintiff made no demand on the trustees to file suit because such demand would be futile. Defendants now move to dismiss this action with prejudice, pursuant to Fed. R. Civ. P. 12(b)(6) and Del. Ct. Ch. R. 23.1.

ARGUMENT

POINT I.
THE COMPLAINT STATES NO CLAIM UNDER ICA § 36(b)

On a motion to dismiss under Fed. R. Civ. P. 12(b)(6), the Court accepts as true only well-pleaded factual allegations. Grandon v. Merill Lynch & Co., 147 F.3d 184, 188 (2d Cir. 1998). "The court need not credit conclusory statements unsupported by assertions of facts or legal conclusions and characterizations presented as factual allegations." In re Livent, Inc. N'holders Sec. Litig., 151 F. Supp. 2d 371, 404 (S.D.N.Y. 2001) (Marrero, D.J.). Here, the Complaint offers only the conclusory assertion that Rule 12b-1 expenses are unnecessary because the Fund is not now marketing and selling shares to investors new to the Trust -- without ever addressing the nature and quality of the services actually currently provided to the Fund and its shareholders, as expressly contemplated by the Plan and SEC guidelines. The Complaint should be dismissed with prejudice.

A. Applicable Statutory Law: ICA §§ 12(b) and 36(b)

Through the ICA, Congress sought to resolve potential conflicts of interest between a fund and its investment adviser by placing unaffiliated trustees in the role of "independent watchdogs" who look after shareholder interests. Burks v. Lasker, 441 U.S. 471, 484-85 (1979). The ICA thus requires that at least forty percent of a fund's directors be "disinterested" -- i.e., independent of, and unaffiliated with, the investment adviser. See 15 U.S.C. §§ 80a-10(a), 80a-2(a)(19)(A) (2000). "These independent directors [are] directly accountable to shareholders and [are], among other duties, responsible for determining adviser compensation and approving, by majority, all agreements with advisers." Green v. Nuveen Advisory Corp., 295 F.3d 738, 742 (7th Cir. 2002) (citing 15 U.S.C. § 80a-15(c)).

1. Section 12(b) of the ICA and Rule 12b-1

Among those agreements requiring approval of a majority of independent directors is a fund's Distribution Plan pursuant to ICA § 12(b) and Rule 12b-1 promulgated thereunder, 17 C.F.R. § 270.12b-1 (2004). Rule 12b-1 permits a mutual fund, under specified circumstances, to use fund assets to cover expenses in connection with marketing and distributing its shares, such as compensation to brokers for assisting purchasers of fund shares. 17 C.F.R. § 270.12b-1(b); 15 U.S.C. § 80a-12(b) (2000) (authorizing SEC to prescribe rules under which mutual fund may bear expenses in connection with share distribution).

Under Rule 12b-1, a mutual fund must have a written plan -- the "Distribution Plan" or "12b-1 Plan" -- that describes all material aspects of the financing of distribution of fund shares, particularly the fee charged to the fund. 17 C.F.R. § 270.12b-1(b). Rule 12b-1 imposes strict requirements for both initial approval and continued renewal of a fund's Distribution Plan. Among other things, the 12b-1 Plan must be:

- Approved by a majority of the fund's directors, including a majority of "disinterested" directors who have no direct or indirect financial interest in the plan;
- Approved by a majority of the outstanding voting securities;
- Renewed annually by the fund's board, including a majority of the "disinterested" directors; and
- Reviewed quarterly by the board, who must receive at least quarterly written reports showing amounts expended under the plan and purposes of the expenditures.

See 17 C.F.R. § 270.12b-1(b), (c). Additionally, approving directors must find "a reasonable likelihood that the plan will benefit the [fund] and its shareholders." 17 C.F.R. § 270.12b-1(e). This conclusion must be "in the exercise of reasonable judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the [ICA]." Id.

2. Section 36(b) of the ICA

Any action, as here, alleging that Rule 12b-1 expenses result in excessive compensation to a fund's investment adviser or its affiliates must be brought under ICA § 36(b). Krinsk v. Fund Asset Mgmt., Inc., 875 F.2d 404, 406, 412 (2d Cir. 1989) (holding that there is no private right of action under ICA § 12(b) when claim is indistinguishable from § 36(b) claim).

Section 36(b) imposes a fiduciary duty on a mutual fund's investment adviser "with respect to the receipt of compensation." 15 U.S.C. § 80a-35(b) (2000). This statute creates a private cause of action that may be brought by an individual shareholder on behalf of a mutual fund for breach of fiduciary duty arising out of excessive compensation to the investment adviser. Id.

The Supreme Court has termed ICA § 36(b) an "unusual" statute that creates a "unique" right. Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 535-36 (1984). Among other things, the shareholder may sue only the recipient of the allegedly excessive fees and bears the burden of proving the breach of fiduciary duty; recovery is limited to "actual damages" no more than the fee received; damages are recoverable only for the one-year period before suit was filed; and the shareholder has no right to jury trial. See 15 U.S.C. § 80a-35(b)(1),(3); Kalish v. Franklin Advisers, Inc., 928 F.2d 590, 591-92 (2d Cir. 1991).

A mutual fund shareholder bears a heavy burden in proving that an investment adviser received excessive compensation in violation of its fiduciary duty under ICA § 36(b). To violate section 36(b), "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arms-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982). This high threshold to recovery ensures against the use of section 36(b) as a vehicle to usurp the independent directors' traditional role in evaluating and selecting the proper fee structure for a mutual fund. See, e.g., Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 971-72 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987) ("The legislative history of [section 36(b)] clearly indicates that it is not the role of the Court 'to substitute its business judgment for that of the mutual fund's board of directors in the area of management fees.'" (quoting S. Rep. No. 184, 91st Cong., 1st Sess. (1970), reprinted in 1970 U.S.C.C.A.N. 4897, 4902-03)).

B. Plaintiff Fails to Plead Facts Demonstrating that the Fund's Rule 12b-1 Fee Bears No Reasonable Relationship to the Services Rendered

To state a claim under ICA § 36(b), plaintiff must plead facts demonstrating that the Fund's Rule 12b-1 fee "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arms-length bargaining." Gartenberg, 694 F.2d at 928. The Complaint falls far short of this pleading standard.

The crux of the Complaint is that Rule 12b-1 expenses are unnecessary because the Fund is not currently soliciting investors new to the Trust. The Complaint thus boils down to a single, conclusory assertion: That any amount of Rule 12b-1 expense is excessive because there allegedly is "no need to further market and distribute the Closed Fund." ¶ 17; see also ¶ 3 (alleging that Rule 12b-1 expenses result in "excessive compensation" where Fund does not solicit new investors),

¶ 19(B)&(E) (alleging that once closed to new investors, Fund does not receive "adequate or reasonable consideration" in exchange for 12b-1 expenses).

To avoid dismissal, however, "a complaint may not simply allege in a conclusory manner" that the fees at issue "are excessive." Levy v. Alliance Capital Mgmt. L.P., No. 97 Civ. 4672 (DC), 1998 WL 744005, at *2 (S.D.N.Y. Oct. 26, 1998), aff'd, 189 F.3d 461 (2d Cir. 1999) (dismissing ICA § 36(b) claim). Rather, "plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive." Id. Here, however, plaintiff's bare allegation that the Fund's Rule 12b-1 expenses are wholly unnecessary because the Fund is closed "is merely a pleading of a conclusion of fact. It does not indicate in any way that the fees are disproportionately large, that they bear no relationship to the services rendered or that they could not have been the product of arm length bargaining." Wexler v. Equitable Capital Mgmt. Corp., No. 93 Civ. 3834 (RPP), 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994).

The Complaint ignores each of the six factors to be considered in determining whether the fee at issue is so disproportionately large that it bears no reasonable relationship to the services rendered, as required to state a claim under ICA § 36(b): (1) the nature and quality of services provided to Fund shareholders; (2) the Fund's profitability to the adviser; (3) fall-out benefits (which, here, are benefits other than the 12b-1 fee that allegedly accrue to BB&A as a result of the Plan); (4) economies of scale; (5) comparative fee structures; and (6) the trustees' independence and conscientiousness. Gartenberg, 694 F.2d at 929-30. Plaintiff cannot overcome this deficiency. See, e.g., Levy, 1998 WL 74005 at *4 (dismissing action where complaint "fails to explain how the fees and expenses are excessive in light of the 'Gartenberg' factors that courts consider").

1. The Complaint Alleges No Facts Addressing the Relationship between the Fund's Rule 12b-1 Expenses and the Services Rendered

Particularly glaring -- and crippling to plaintiff's cause -- is the Complaint's failure to plead facts addressing the nature and quality of the services provided to the Fund and its shareholders now that the Fund is closed to new investors. Common sense dictates that "to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser." Migdal v. Rowe Price-Fleming Int'l Inc., 248 F.3d 321, 327 (4th Cir. 2001) (citing Gartenberg, 694 F.2d at 928). Accordingly, the Complaint must plead facts demonstrating that the nature and quality of the services rendered cannot justify the challenged fee.

Here, however, the Complaint nowhere addresses -- as it must -- the relationship between the fee charged and the services rendered once the Fund was closed to new investors. In fact, the Complaint pleads nothing about the services actually provided to the Fund and its shareholders pursuant to the Distribution Plan now that the Fund is closed to investors new to the Trust. This omission is all the more striking given the Complaint's admission that pure "marketing and distribution services" -- an undefined term that presumably refers to the ongoing advertising and selling of Fund shares -- are far from the only services covered by the Fund's Rule 12b-1 expenses. See ¶ 9 (alleging that challenged expenses cover "among other things, marketing and distribution services" (emphasis supplied)). Nor does plaintiff plead any facts alleging that the specific fee at issue here -- 0.25% of the Micro-Cap Growth Fund's average daily net assets -- is excessive in light of the actual services provided after the Fund closed to new investors.

These failures doom plaintiff's claims under ICA § 36(b). Courts routinely dismiss section 36(b) claims where the plaintiff alleges that the advisory fee is excessive because the fund purportedly underperformed, or because the fee increased substantially in recent years -- but alleges insufficient facts with respect to the services actually provided to the fund and its shareholders by the investment adviser. In so doing, these courts make clear that allegations addressing the relationship between the challenged fee and the actual services rendered must lie at the heart of any section 36(b) claim. See, e.g., Krantz v. Prudential Inv. Fund Mgmt.

LLC, 305 F.3d 140, 143 (3d Cir. 2002) (upholding dismissal of excessive compensation claim where complaint did not allege facts pertinent to relationship between fees and services, nor "facts indicating that the fees were received were disproportionate to the services rendered"); Migdal, 248 F.3d at 327 (upholding dismissal where "while plaintiffs have challenged the fees that defendants charged, they have failed to allege sufficient facts about the services that defendants offered in return for those fees"); Strougo v. Scudder, Stevens & Clark, Inc., 964 F. Supp. 785, 805 (S.D.N.Y. 1997) (dismissing § 36(b) claim where plaintiff failed to make allegations concerning nature of services rendered by adviser); Levy, 1998 WL 744005, at *4 (dismissing claim where plaintiff failed to allege that "particular fees and expenses bear no relationship to the services rendered"); King v. Douglass, 973 F. Supp. 707, 722-23 (S.D. Tex. 1996) (dismissing claim where plaintiff alleged that adviser received disproportionately large fee compared to fees paid by other mutual funds, but failed to allege that fee was not commensurate with services provided).

The same is true here. As in those cases in which the plaintiffs alleged only that the adviser's fee had substantially increased, or the fund had underperformed, the Complaint charges only that the Fund's Rule 12b-1 fee is excessive because the Fund is closed to new investors -- without ever alleging any facts about the actual services currently provided pursuant to the Distribution Plan. Accordingly, the Complaint pleads no facts demonstrating that the Fund's Rule 12b-1 expenses are so disproportionately large that they bear no reasonable relationship to the services rendered, as is required to state a claim. This Court thus need go no further to dismiss the claim against BB&A for breach of fiduciary duty under ICA § 36(b).

Regardless, a review of the types of allegations missing from the Complaint -- and that can never be included therein -- makes clear that the Complaint is fatally deficient:

- The Complaint does not -- and cannot -- allege that services provided to existing Fund shareholders cease once the Fund is closed to new investors. The Distribution Plan contemplates payments to dealers or others for providing ongoing services to Fund shareholders. Plan (Ex. D) ¶ 1; see also Charter Total Return Fund, SEC No-Action Letter, 1989 WL 246220 (June 20, 1989) (payments to brokers for shareholder services permissible only pursuant to 12b-1 plan). Such services include monitoring dividend payments; maintaining customer accounts and records; processing bank wires and purchase and redemption requests; and facilitating communications -- each of which continues even after the Fund is closed. Plan (Ex. D) ¶ 1.

- The Complaint does not -- and cannot -- allege that current shareholders are "locked-in" to the Fund, such that they cannot reduce or altogether eliminate their investment. The Distribution Plan expressly states that Rule 12b-1 expenses may be used to pay broker-dealers for "aiding in maintaining the investment of their respective customers in the Fund." Plan (Ex. D) ¶ 1. Even though the Fund is closed to new investors, continued payments to the broker-dealers of current shareholders encourage those brokers to maintain their clients' assets in the Fund and thus preserve the Fund's stockholder base. See Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 501 (S.D.N.Y. 1988), aff'd, 875 F.2d 404 (2d Cir. 1989) (upholding payments to financial consultants pursuant to Rule 12b-1 with purpose of maintaining fund size and halting out-flow of assets).

- The Complaint does not -- and cannot -- allege that payments to broker-dealers for prior sales and marketing efforts stop once the Fund is closed. As the SEC has explained: "Rule 12b-1 permits a fund to spread its distribution expenses over several years and allows payment of fees for past distribution services. Therefore, even if a fund closes to new investors, it may continue to pay rule 12b-1 fees in order to compensate the distributor for its past distribution efforts." See Memorandum, "Chairman Dingell's Inquiry Concerning Rule 12b-1 Fees," Barbara J. Green, Deputy Director, SEC Div. of Inv. Mgmt., dated Aug. 16, 1993, at 2-3 (Ex. F). Accordingly, when -- as here -- a fund is closed to new investors, it may continue to bear Rule 12b-1 expenses to fulfill obligations for past sales and marketing efforts. See also Rochelle Kauffman & Diane E. Ambler, The Financing of Mutual Fund "B Share" Arrangements,

52 Bus. Law. 1385, 1385 (Aug. 1997) ("The distributor is reimbursed over time by the fund [for the costs of brokers' commissions or other expenses] through payment of the fund's distribution plan . . . . Because the total annual payment made to the distributor under the 12b-1 plan may be less than the distribution expenses incurred in that year, it may take several years before the distributor is reimbursed fully.").

- The Complaint does not -- and cannot -- allege that the Fund is closed to further investment. Two groups of investors may continue to purchase Fund shares: (1) current Fund shareholders may buy more shares, and (2) shareholders of the Trust's other mutual funds may exchange into the Micro-Cap Growth Fund to open a new account. See Supplement (Ex. E).

In short, plaintiff does not -- because he cannot -- allege facts demonstrating that the Fund's Rule 12b-1 fee is so disproportionately large that it bears no reasonable relationship to the services rendered. Particularly where plaintiff already once has amended his complaint to flesh out his allegations, he should not be granted a third bite of the apple, and his claims should be dismissed with prejudice.

2. The Disinterested Trustees' Continued Approval of the Plan Provides a Separate Ground for Dismissal

Plaintiff's failure to allege any facts demonstrating that the disinterested trustees did not act independently and conscientiously in continuing the Distribution Plan provides a separate and independent reason to dismiss the section 36(b) claim. "The expertise of the trustees, whether they are fully informed, and the extent of care and conscientiousness with which they perform their duties are among the most important factors to be examined in evaluating the reasonableness of compensation under section 36(b)." Krinsk, 875 F.2d at 412 (finding that trustees acted independently and conscientiously in approving Rule 12b-1 fee).

Courts uniformly have recognized that, absent separate indication that the challenged fees were excessive -- either because not commensurate with the services rendered, or not fairly disclosed to fund directors -- a court must honor Congress' directive not to "substitute its business judgment for that of a mutual fund's board of directors in the area of management fees." See Green, 295 F.3d at 745 (holding that advisory fees were not excessive where disinterested directors approved advisory compensation agreements); Kalish v. Franklin Advisers, Inc., 742 F. Supp. 1222, 1226-27 (S.D.N.Y. 1990), aff'd, 928 F.2d 590 (2d Cir. 1991) (same); Krinsk, 715 F. Supp. 2d at 485 (same); Investment Company Amendments Act of 1970, S. Rep. No. 91-184 at 6 (1969), reprinted in 1970 U.S.C.C.A.N. at 4903 ("A responsible determination regarding the management fee by the directors, including a majority of disinterested directors, is not to be ignored.").

The Complaint does not -- again because it cannot -- allege that the Distribution Plan and ensuing expenses were not approved by a majority of the independent trustees, as required by Rule 12b-1. Nor does the Complaint allege any fact that, if true, would show that the Board failed to exercise independence or care in approving and maintaining the Distribution Plan pursuant to the requirements of Rule 12b-1. Instead, the Complaint alleges only that the Board is "dominated and controlled" by Bjurman and Barry because they "hand-picked" the non-affiliated trustees, who thus purportedly "owe their positions and loyalties to the two interested defendants." ¶ 19.[2] These purely conclusory allegations cannot stave off dismissal.

"While the pleading standard is a liberal one, bald assertions and conclusions of law will not suffice." Leeds v. Meltz, 85 F.3d 51, 53 (2d Cir. 1996). This is particularly true

---

[2] No more than a red herring is plaintiff's additional allegation that the trustees improperly permitted continued imposition of the Rule 12b-1 fee, without seeking or obtaining shareholder approval. ¶¶ 19(B),(E),(F), 32(b). Shareholder approval is required only for amendments to the Plan that increase materially the amounts to be spent for services thereunder. See 17 C.F.R. § 270.12b-1(b)(4) (2004); Plan ¶ 6 (Ex. D). Plaintiff cannot allege that the Board amended the Plan in any fashion, let alone to increase materially the amounts spent under the Plan. See, e.g., Bildstein v. Dreyfus/Laurel Funds, Inc., No. 97 Civ. 8919 (DC), Fed. Sec. L. Rep. ¶ 90,473, 1999 WL 177349, at *3 (S.D.N.Y. Mar. 30, 1999) (dismissing suit challenging amendments to distribution plan, where "both Rule 12b-1 and the Plan itself permit the actions that plaintiffs contend were unlawful"), aff'd, 201 F.3d 430 (2d Cir. 1999).

given the ICA's statutory presumption against a finding that an independent trustee -- one with no financial interest in the investment adviser -- nonetheless is "controlled" by the investment adviser or is otherwise "interested." See 15 U.S.C. § 80a-2(a)(6),(9) (2000). Courts uniformly have upheld the independence of outside trustees with far more pervasive ties to the investment adviser. Krantz, 305 F.3d at 143-44 (dismissing allegations that independent directors were "interested" or "controlled" because they sat on multiple boards for investment adviser and received aggregate compensation of up to $135,000); Migdal, 248 F.3d at 329-30 (directors sat on up to 39 boards and received aggregate compensation of up to $81,000); Verkouteren v. Blackrock Fin. Mgmt., Inc., 37 F. Supp. 2d 256, 258-61 (S.D.N.Y. 1999) (directors sat on more than 20 boards and received aggregate compensation between $140,000 and $160,000).

As in these cases, the Complaint alleges no facts that would demonstrate that BB&A actually dominated and controlled the independent trustees. See also Verkouteren v. Blackrock Fin. Mgmt., Inc., No. 98 Civ. 4673 (WK), 1999 WL 511411, at *4 (S.D.N.Y. July 20, 1999) (dismissing claim of control where, inter alia, disinterested trustees were elected by shareholders, adviser lacked power to set trustees' compensation, and plaintiff could not allege compensation affected trustees' independent judgment), aff'd, 208 F.3d 204 (2d Cir. 2000); Olesh v. Dreyfus Corp., Fed. Sec. L. Rep. ¶ 98,907, 1995 WL 500491, at

*16 (E.D.N.Y. Aug. 8, 1995) (proof of control requires evidence of "actual domination and operation," not "mere influence").

Plaintiff nowhere disputes that the independent trustees approved the continuation of the Fund's Distribution Plan. Given Congress' mandate that independent trustees bear the primary responsibility to protect shareholders' interests -- and the absence of any factual allegations challenging the trustees' independence -- this determination provides a further, independent reason to dismiss plaintiff's section 36(b) claim. See Tannenbaum v. Zeller, 552 F.2d 402, 406 (2d Cir. 1977) (Congress placed "unaffiliated directors in the role of 'independent watchdogs' who would assure that . . . mutual funds would operate in the interest of all . . . securities holders").

POINT II.

THE COMPLAINT STATES NO CLAIM UNDER DELAWARE STATE LAW

Plaintiff fares no better with his Delaware state law claims against BB&A and the individual trustees. These, too, should be dismissed with prejudice, both (1) for failure to make demand on the Board before filing suit, and (2) on their merits.

A. Plaintiff's State Law Claims Should Be Dismissed for Failure to Make Demand on the Board of Trustees

Plaintiff's state law claims merit dismissal pursuant to Delaware Court of Chancery Rule 23.1 for failure to make demand on the Board or adequately to plead why demand would be futile. Where plaintiff chose not to make a demand on the

Board, he must state with particularity the reasons that demand would be futile. Del Ct. Ch. R. 23.1. "Rule 23.1 is not satisfied by conclusory statements or mere notice pleading. . . . What the pleader must set forth are particularized factual statements that are essential to the claim. . . . A prolix complaint larded with conclusory language . . . does not comply with these fundamental pleading standards." Brehm v. Eisner, 746 A.2d 244, 254 (Del. 2000) (footnotes omitted).

The Complaint nowhere pleads the particularized facts required to create a reason to doubt that (1) the majority of directors are disinterested and independent, or (2) the challenged transaction was properly the product of business judgment. Brehm, 746 A.2d at 256-57; Aronson v. Lewis, 473 A.2d 805, 814 (Del. 1984). Plaintiff's conclusory allegations as to the outside trustees' purported lack of independence and care (see ¶¶ 19, 32; supra Point I) in no way render demand futile.

As detailed supra at Point I.B., plaintiff alleges no particularized facts "as would demonstrate that through personal or other relationships the directors are beholden to the [alleged] controlling person. . . . The shorthand shibboleth of 'dominated and controlled' directors is insufficient." Aronson, 473 A.2d at 816; see also White v. Panic, 793 A.2d 356, 366 (Del. Ch. 2000) (holding that $31,000 compensation annually did not render directors beholden to insider and that "the law is well-settled that [insider's] involvement in selecting each of the directors is insufficient to create a reasonable doubt about their independence"). Nor does plaintiff allege that the non-affiliated trustees received material financial benefit from continuing the Plan. See Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 362 (Del. 1993) (defining director self-interest).[3]

The Complaint likewise fails to allege sufficient facts to doubt that the Board's decision was the product of business judgment. Plaintiff does not set forth particularized facts sufficient to rebut the presumption that the business judgment rule applies, by raising reason to doubt either that (1) the action was taken honestly and in good faith, or (2) the Board was adequately informed in making the decision. See Levine v. Smith, 591 A.2d 194, 205-06 (Del. 1991); Aronson, 473 A.2d at 814-15. Instead, plaintiff again trots out conclusions of law masquerading as allegations of fact -- claiming that the "challenged transaction were not the product of a valid business judgment because . . . [they] amount[] to corporate waste" and

---

[3] Plaintiff also may not unilaterally render outside trustees interested or dependent by naming them as defendants. See ¶ 19(F). Except in "egregious circumstances," the "mere threat" of personal liability does not constitute a disabling interest for a director considering a derivative plaintiff's demand. H-M Wexford LLC v. Encorp, Inc., 2003 WL 21254843, at *14 (Del. Ch. May 27, 2003) (citing Aronson, 473 A.2d at 815; Malpiede v. Towson, 780 A.2d 1075, 1085 (Del. 2001)). To hold otherwise would mandate a finding of futility whenever a majority of the board members is sued.

that the "trustees breached their duty of due care." ¶ 19(B), (E). Entirely missing are particularized allegations that even remotely suggest the trustees acted dishonestly, in bad faith, or without a rational business purpose in permitting the Plan to remain in effect. See supra Point I.A; infra Point II.B.

Because plaintiff utterly has failed to plead the required particularized facts to excuse demand under Delaware law, his state law claims should be dismissed.

B. The Complaint Fails to State a Claim under Delaware Law for Breach of Fiduciary Duties or Corporate Waste

Regardless, plaintiff's state law claims -- alleging (1) breach of defendants' fiduciary duty of due care and loyalty, and (2) corporate waste -- also warrant dismissal for failure to state a claim pursuant to Fed. R. Civ. P. 12(b)(6).

Under Delaware's business judgment rule, courts must presume "that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." Aronson, 473 A.2d at 811. "The rule posits a powerful presumption in favor of actions taken by the directors in that a decision of a loyal and informed board will not be overturned unless it cannot be 'attributed to any rational business purpose.'" Cede, 634 A.2d at 361 (citation omitted). The state law breach of fiduciary duties claims cannot overcome this burden. The Complaint alleges only that any amount of continued Rule 12b-1 expenses is unnecessary because the Fund is not currently marketed or distributed to new shareholders. See, e.g., ¶¶ 1, 9, 17. Plaintiff pleads no facts demonstrating that the trustees failed to consider all material information reasonably available, or that their decision-making process was grossly negligent. See Brehm, 746 A.2d at 259 (outlining duty of due care); In re Nat'l Auto Credit, Inc. S'holders Litig., No. Civ.A.19028, 2003 WL 139768, at *12 (Del. Ch. Jan. 10, 2003) (dismissing duty of care claim where complaint "set forth nothing but conclusory descriptions of any deficiency in the Board's decision-making process"). Nor, given the lack of any actionable allegations of interest or lack of independence, does the Complaint state a claim for breach of the duty of loyalty. See Cinerama, Inc. v. Technicolor, Inc., 663 A.2d 1156, 1158 (Del. 1995) (where minority of board allegedly has financial interest in transaction, to rebut presumption of business judgment rule under duty of loyalty, plaintiff must show that interested directors control or dominate board as a whole).

Plaintiff's corporate waste claim is likewise deficient. "Directors are guilty of corporate waste, only when they authorize an exchange that is so one-sided that no business person of ordinary, sound judgment could conclude that the corporation has received adequate consideration." Glazer v. Zapata Corp., 658 A.2d 176, 183 (Del. Ch. 1993). The Complaint does no more than assert that the trustees "wasted corporate assets by causing the Closed Fund to pay unnecessary fees for marketing and distribution." ¶ 37. Plaintiff alleges nothing about the services actually rendered to the Fund and its shareholders under the Distribution Plan even though the Fund is closed to new investors. See supra Point I.A. The Complaint thus sets forth no factual allegations to support plaintiff's repeated insistence that the Fund "received no adequate or reasonable consideration" -- particularly given the myriad services expressly allowed for in the Plan that continue despite the Fund's closure to new investors. See Brehm, 746 A.2d at 263 (corporate waste claims "are confined to unconscionable cases where directors irrationally squander or give away corporate assets"); In re The Limited, Inc. S'holders Litig., 2002 WL 537692, at *9 (Del. Ch. Mar. 27, 2002) (dismissing corporate waste claim because, where "reasonable, informed minds might disagree on the question, . . . a reviewing court will not attempt to itself evaluate the wisdom of the bargain or the adequacy of the consideration").

CONCLUSION

For the foregoing reasons, defendants respectfully request that this Court enter an order dismissing the First Amended Complaint with prejudice.

Dated: New York, New York
March 25, 2004

Respectfully submitted,

GIBSON, DUNN & CRUTCHER LLP

By: ______________________

Mitchell A. Karlan (MK-4413)
Michael M. Krauss (MK-9699)
200 Park Avenue -- 47th Floor
New York, New York 10166-0193

Telephone: (212) 351-4000
Facsimile: (212) 351-4035

Attorneys for Defendants

80288921v1

CERTIFICATE OF SERVICE

I, Michael M. Krauss, an associate with Gibson, Dunn & Crutcher LLP, hereby certify that on March 25, 2004, I caused a copy of the foregoing Notice of Motion, Memorandum of Law, and Declaration of Mitchell A. Karlan, dated March 25, 2004, with attached exhibits, to be served by Federal Express upon the following:

Eduard Korsinsky, Esq.
Zimmerman, Levi & Korsinsky LLP
39 Broadway, Suite 1440
New York, New York 10006
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

Dated: New York, New York
March 25, 2004

MICHAEL M. KRAUSS
Tel: (212) 351-3996

Document3

SUPPLEMENTAL ADDENDUM L

UNITED STATES DISTRICT COURT
FOR THE SOURTHERN DISTRICT OF NEW YORK

---X

MILTON PFEIFFER,

Plaintiff,

-against-

BJURMAN, BARRY & ASSOCIATES
BJURMAN, BARRY MICRO CAP
GROWTH FUND,

Defendants.

---X

03 CV 9741 (DLC)

PLAINTIFF'S MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky (EK 8989)
Jean Marc Zimmerman (JZ 7743)
39 Broadway, Suite 1440
New York, New York 10006
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiff

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Cases **Page(s)**

Statues

Rules and Regulations

Miscellaneous Authorities

Plaintiff Milton Pfeiffer respectfully submits this memorandum of law in opposition to defendants' motion to dismiss the second amended complaint (the "complaint").

Defendants' motion should be denied because the complaint pleads sufficient facts, which if proven true, demonstrate that certain expenses charged to the Bjurman, Barry Micro-Cap Growth Fund (the "Fund") after it closed to new investors on May 30, 2003 had no reasonable relationship to the marketing, distribution and administrative services rendered to the Fund. The expenses charged to the Fund in this particular case are not sanctioned by any National Association of Securities Dealers ("NASD") rule or notice, including NASD Rule 2830 or NASD Notice to Members 93-12, because such rules and notices do not, and cannot, insulate defendants from liability where the expenses charged to the Fund are disproportional to the actual needs of, or services rendered to, the Fund. This action alleges that defendants have violated their fiduciary duty under § 36(b) of the Investment Company Act of 1940 [15 U.S.C. § 80a-35(b) (2000)] (the "ICA") by: (i) continuing to charge the Fund for marketing and distribution expenses after the Fund stopped marketing and distributing Fund shares to new investors on May 30, 2003; and (ii) charging the Fund for marketing, distribution, servicing, administrative and other expenses in proportion to the Fund's assets which increased dramatically after the Fund's closure, rather than in proportion to the services rendered to the Fund which do not appear to have increased after the Fund closed to new investors.

PRELIMINARY STATEMENT

The payments predominantly at issue in this action – ongoing payments by an investment company (i.e. mutual fund) for distribution, sales and servicing - are commonly known as 12b-1 fees. They are made pursuant to a plan of distribution duly adopted and approved by the directors and shareholders of the fund, which is kept under continuing review in accordance with Rule 12b-1 of the ICA ("12b-1 Plan"). Section 12b-1(e) of the ICA requires that directors may only approve and ratify a 12b-1 Plan if they conclude:

> in light of their fiduciary duties under state law and under sections 36(a) and (b) of the Act, that there is a reasonable likelihood that the plan will **benefit the company and its shareholders**...(emphasis added).

Recent studies by the SEC have shown, however, that 12b-1 fees – even for funds open to new investors – do not benefit fund shareholders, especially when the 12b-1 fees are charged indefinitely. *See, e.g.* "*The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns*," Lori Walsh, Financial Economist, Office of Economic Analysis, U.S. Securities and Exchange Commission, April 26, 2004, at 2 (Exhibit A) ("fund shareholders are paying the costs to grow a fund while the fund advisor is the primary beneficiary of the fund's growth through the collection of higher fees"). While it very well may be, based on these and other studies, that charging 12b-1 fees even to open funds violates § 36(b) and state law as set forth in § 12b-1(e), the ongoing assessment of 12b-1 fees to the Fund under the circumstances described below is most certainly a violation of § 36(b).

At the core of this case is plaintiff's claim that it is improper for defendants to charge the shareholders of the Fund expenses related to marketing, distribution and administration that have no reasonable relation to the actual services and needs of a mutual fund that is no longer marketing to, or accepting investments from, new investors. Although NASD rules and notice provide guidance regarding the collection of fees and expenses from mutual funds, they do not abrogate the fiduciary duties imposed by § 36(b) requiring that expenses charged to the Fund be reasonably related to the actual services rendered on behalf of the Fund.

In this case, the 12b-1 fees, administrative expenses, and other expenses charged to the Fund after it closed to new investors on May 30, 2003 increased significantly without any apparent relation to the services actually rendered. For the year ended March 31, 2004, such expenses charged to the Fund were more than double as compared to the prior year period when the Fund was open to new investors. The Fund's shareholders have been assessed these inflated fees because the defendants have continued to charge the Fund fees as a percentage of assets rather than in proportion to the actual marketing and servicing needs of the Fund as required under § 36(b) of the ICA. Because the Fund's assets appreciated significantly, having generated returns of approximately 66% in 2003 and 456% since inception, (*see* Exhibit B), defendants have been overcharging for expenses rendered on behalf of the Fund as the charges had no reasonable relation to the actual services rendered on behalf of the Fund.

Such arbitrary expense accounting is a violation of § 36(b) of the ICA. Accordingly, plaintiff seeks to recover the excessive expenses charged by the defendants and to enjoin defendants from continuing to overcharge the Fund for such expenses in the future.

ARGUMENT

It is well settled that a complaint should not be dismissed unless it appears beyond doubt that the plaintiff can prove no set of facts in support of the complaint that would entitle the plaintiff to relief. *See King v. Simpson*, 189 F.3d 284, 286 (2d Cir. 1999). In determining whether to dismiss a complaint, the court must accept all factual allegations in the complaint as true and draw all reasonable inferences in favor of the plaintiff. *See Koppel v. 4987 Corp.*, 167 F.3d 125, 127 (2d Cir. 1999). Furthermore, it is not the court's function to weigh evidence that might be presented, but to instead merely determine whether the complaint itself is legally sufficient. *See Villager Pond, Inc. v. Town of Darien*, 56 F.3d 375, 378 (2d Cir. 1995). As demonstrated below, each of the grounds presented by defendants for dismissing the complaint is without merit.

A. THE 12B-1 FEES ARE NOT REASONABLY RELATED TO THE SERVICES RENDERED

At the pleading stage, plaintiff is only required to plead facts which, if proven true, show that the 12b-1 fees charged are disproportional to the services rendered to the Fund. *See e.g. Strougo v. Bea Assoc.*, 2000 WL 45714, *7 (S.D.N.Y.) (plaintiff is not required to plead detail to make a determination with respect to the six *Gartenberg* factors – sufficient to plead facts to support claim that fees bear no reasonable relationship to services rendered). The complaint alleges that after the Fund closed to new investors on May 30, 2003, the 12b-1 fees charged doubled[1] compared to the prior year (when the Fund was open to new investors) rather than reduced or altogether eliminated. As described below, the 12b-1 fees charged to the Fund constitute a violation of § 36 because these fees were not reasonably related to the services performed for the Fund.

1. It Is Unreasonable For Defendants To Charge 12b-1 Fees For Marketing And Distribution After the Fund Closed To New Investors And Stopped Soliciting New Business

The complaint alleges, with as much detail as defendants' limited disclosures would permit, that 12b-1 fees continue to be charged to the Fund for marketing and distribution even after the Fund ceased soliciting new investors. (*See, e.g.*, Complaint ¶¶ 14-26). As previously noted, the SEC has already questioned the propriety of charging 12b-1 fees altogether. *See* "*The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns*," *supra* at 3, (Ex. A). Certainly, in this case where the basis for charging 12b-1 fees – passing the benefits of economies of scale of a larger asset base to shareholders – no longer exists, the ongoing 12b-1 fee charges cannot be reasonable.

Although defendants do not disclose precisely how the 12b-1 fees were spent after the Fund closed to new investors,[2] it appears that defendants continue to charge 12b-

[1] Defendants reported the financial results for the Fund for the year ending March 31, 2004 after the complaint was filed. Accordingly, references in this brief are made to defendants' most recent financial disclosure rather than the financial figures for the period ended September 30, 2003 stated in the complaint.

[2] At the initial pre-trial conference held on April 1, 2004, the Court ordered defendants' counsel in this and a related matter involving Dreyfus mutual funds to meet with plaintiffs' counsel to discuss why 12b-1 fees continue to be charged after the funds closed to new investors. On April 16, 2004, all the parties met in accordance with the Court's directive. Counsel for the Dreyfus funds gave a detailed presentation and produced documents on two occasions that demonstrated to our satisfaction that Dreyfus was charging

1 fees for listing the Fund in numerous "fund supermarkets" such as Schwab and E*Trade. (*See* Exhibit C). Typically, a fund uses the percentage of net assets allocated under its 12b-1 Plan in order to pay for an ongoing listing[3] in a fund supermarket in order to gain exposure to the fund supermarket's broad customer base and thereby attract new investors to the fund. Such expenses may be justified where a particular fund seeks exposure to a fund supermarket's customer base in order to attract new investors. However, for a fund that is no longer seeking new investors, such arrangements with the supermarkets are not reasonable and should be terminated. Considering that more than 73% of the Fund shares are held by fund supermarkets,[4] it is unreasonable for the Fund to continue paying the same percentage rate of net assets for the fund supermarkets' marketing and distribution services after the Fund closed to new investors.

Although the Fund's arrangements with the fund supermarkets may have been reasonable at the time the Fund was soliciting new investors, it has become unreasonable after the Fund closed to new investors. Rule 12b-1 requires 12b-1 plans to be reviewed "at least quarterly" to determine if changes in circumstances such as the closure of the Fund cause the 12b-1 Plan to become unreasonable, (*see* Rule 12b-1(b)(3)(ii)). Rule 12b-

12b-1 fees for only a limited time to reimburse for commissions advanced to brokers who sold the funds in previous years. The Dreyfus action was therefore voluntarily dismissed. In contrast, counsel for Bjurman did not make any presentation about the Fund, refused to answer our questions at the meeting and would not produce any of the documents pertaining to the Fund that we requested even though the Fund, unlike the Dreyfus funds, is a no-load fund that does not require defendants to have advanced commissions that justifiably may be recovered over time.

3 Fund supermarkets are typically paid a percentage of the net assets held by the fund supermarket for listing services. For example, to participate in the Charles Schwab & Co. OneSource program, a mutual fund pays fees "based upon the daily balances of client assets invested in the participating funds through Schwab." *See* Form 10-K filed by Charles Schwab & Co. for December 31, 2003.

4 According to Statement of Additional Information of The Bjurman, Barry Funds ("SAI") at pp 13-14 (Exh. B attached to Def. Mot. to Dis.), more than 73% of the Closed Fund shares were distributed via Charles Schwab & Co. Inc. ("Schwab"), National Financial Services Corp. (a division of Fidelity Investments) and Nation Investor Services Corp. (an affiliate of TD Waterhouse) with Schwab accounting for more that 48% of this amount.

1 also requires that any agreement related to a 12b-1 plan must be able to "be terminated at any time, without the payment of any penalty" so that directors can carry out their fiduciary duty under § 36(b). (See Rule 12b-1(b)(3)(iv)). Moreover, when the Fund's shareholders initially voted to approve the 12b-1 Plan, they did so based on the benefits of economies of scale they expected to be achieved as a result of the 12b-1 fees being used by defendants to attract new investors. Now that the Fund has closed to new investors, at the very least, the Fund's shareholders are entitled to vote on whether the Fund should continue to maintain the 12b-1 Plan, including the compensation arrangements with the fund supermarkets that apparently are no longer reasonable.

By continuing to maintain the 12b-1 Plan after the Fund closed to new investors without soliciting shareholder approval after the Fund's material change in circumstances, defendants have breached their fiduciary duties under § 36(b) of the ICA.

2. The 12b-1 Fees Charged Were Not Reasonably Related To Any Past Sales Or Distribution Expenses Advanced By Defendants

The Fund at issue is a "no-load" fund, meaning that it does not impose a sales charge, or load, at the time of sale.[5] As described below, the sale of a no-load fund does not require the payment of a commission to the broker-dealer by either the purchaser or the fund advisor. Consequently, in the case of a no-load fund, 12b-1 fees are not used to pay broker-dealers' commissions for past marketing and sales efforts because the advisor is not required to advance any commissions to the broker-dealer at the time of sale. In contrast, funds that charge a "sales load" generally sell fund shares through registered

[5] A "no-load" fund is defined as a fund that imposes no sales charges or whose total charges against net assets to provide sales related expenses and/or service fees does not exceed 0.25% of average net assets per annum. *See* NASD Rule 2830(d)(4); *see also* Def. Mot. to Dis. at 17.

broker-dealers that charge a commission (i.e., a load) at the time of sale. Load funds therefore employ a variety of schemes to pay for these commissions (that are typically 4% of sales). In certain cases, the fund charges the purchasing shareholder a sales charge at the outset that covers the cost of the selling broker's commission. This arrangement is typical for funds that sell shares designated as "Class A" shares. Alternatively, a fund advisor may advance the commission to the broker-dealer and then "finance" the commission by deducting fees (i.e., 12b-1 fees) directly from the fund's assets. Use of 12b-1 fees to pay for past brokerage commissions (often called "trail commissions") is typical for funds that sell shares designated as "Class B" shares. Generally, load funds offer the option of purchasing fund shares in the form of either Class A shares (where customer pays the sales commission upfront) or Class B shares (where the sales commission is advanced by the advisor and recovered over time using 12b-1 fees). Several other variations of this theme exist where 12b-1 fee arrangements are utilized as a mechanism for customers to pay the sales load.[6]

In contrast, no-load funds are generally sold either directly by the fund advisor itself or through fund supermarkets that typically list thousands of mutual funds for sale. Because fund supermarkets usually do not employ a sales-force of registered representatives, they do not charge the listing fund the traditional 4% sales commission that broker-dealers otherwise expect to receive. Instead, fund supermarkets offer a fund

[6] An example of such a load fund is the Dreyfus Premier NexTech fund which was the subject of the related lawsuit filed in this Court and voluntarily dismissed. The NexTech fund has different classes of shares. For example, Class A shares require the purchaser to pay a load up-front but charges no 12b-1 fees. Class B shares, on the other hand, require Dreyfus to advance the commission to the broker-dealer at the time of sale that Dreyfus recovers from the shareholder over time by charging a 1.00% 12b-1 fee. After six years, Class B shares automatically convert to Class A shares and the 12b-1 fees stop.

advisor a menu of "pay as you go" services that includes marketing, distribution and sales-related services.

While defendants repeatedly mention in their brief that the 12b-1 fees charged to the Fund <u>could have</u> been used to pay broker-dealers for previously incurred distribution expenses, (*see* Def. Mot. to Dis., at 3 and 20), defendants do not, and cannot, claim that the 12b-1 fees charged to the Fund were actually used to pay for trail commissions as the case may be for commission-based funds that have closed to new investors (e.g. Dreyfus). Defendants would be hard pressed to make this claim because no-load funds typically do not incur trail commission expenses as described above, so the Fund's 12b-1 fees could not have been used to pay for past sales and distribution expenses.

3. The 12b-1 Fees Charged To The Fund For The Year Ended March 30, 2004 Increased As A Result Of Appreciation Of The Fund's Assets Rather Than In Relation To The Services Rendered

For the year ended March 31, 2004 when the Fund was mostly closed to new investors, the 12b-1 fees charged to the Fund doubled as compared to the prior year because defendants charged 12b-1 fees as a percentage of the Fund's significantly appreciated asset base rather than in proportion to the actual marketing and servicing needs of the Fund. Since inception on March 31, 1997, the Fund has generated a cumulative return of 456.86%; for the year 2003, the Fund returned 66.86%. It is therefore unreasonable for defendants to continue charging 12b-1 fees based on a percentage of assets because the 12b-1 fees no longer reasonably relate to the services rendered on behalf of the Fund. For example, for the year ended March 31, 2004, the Fund was charged 12b-1 fees of $1,954,922 as compared to $836,845 in 12b-1 fees charged to the Fund for the entire preceding year. (*See* Exhibits D and E). Thus, shareholders were charged more than double the 12b-1 fees than in the previous year even though the services rendered to the Fund did not increase in any discernable manner. Defendants had no reasonable basis under § 36(b) to double the 12b-1 fees merely because the stock market performed well and the Fund's assets appreciated significantly.

Moreover, considering the Fund's long-term history of asset appreciation, it was patently unreasonable for the defendants to charge the Fund's shareholders a percentage of assets for commodity type services that do not contribute to the increase in the Fund's assets. According to defendants, the Fund's shareholders were being charged a percentage of assets under the Fund's 12b-1 plan for services such as distributing Fund shares, maintaining customer accounts and records, arranging for bank wires and processing customer inquiries. (Def. Mot. to Dis., at 6-9). These are all commodity services that largely pertain to the back-office operations of the Fund. Unlike advisory services (i.e., investing fund assets) that directly impact the performance of the Fund and its asset base, these commodity services play little to no role in the appreciation of the Fund's asset base. It therefore is a violation of § 36(b) for defendants to continue charging the Fund's investors for commodity type services based on a percentage of assets where the assets have significantly appreciated over time. As a result of this unreasonable fee structure that defendants continue to allow, the 12b-1 fees that have been charged to the Fund are completely disproportionate to the actual services rendered to the Fund. This is a violation of § 36(b).

4. **Plaintiff Has Properly Pled The *Gartenberg* Factors To The Extent They Apply To The Assessment Of 12b-1 Fees In This Action**

Contrary to defendants' assertions, in order to assert a claim under § 36(b) plaintiff is only required to plead facts, which if proven true, show that the fees charged are so disproportionately large that they bear no reasonable relationship to the services rendered. As the court in *Strougo* stated:

> "*Gartenberg* is a post-trial decision in which the evidence can be weighed against the six-factor test. The pleading standards under the federal rules...do not contemplate pleadings sufficiently detailed to enable a court to make a determination on a 12(b)(6) motion as to whether the six *Gartenberg* factors were met. Rather, the inquiry at this stage should be whether the ... [plaintiff] alleges sufficient facts to make out a claim under the more general *Gartenberg* formulation that 'the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered.'" *See Strougo* 2000 WL 45714 at *7 (citations omitted).

Plaintiff has met his burden. The complaint alleges defendants continue to charge the Fund ongoing 12b-1 fees for marketing and distribution after the Fund effectively ceased its marketing efforts. The complaint further alleges that the 12b-1 fees charged to the Fund are unreasonable, excessive and disproportionate to the services rendered because they increased in proportion to the substantial appreciation in the Fund's asset base rather than correlate with the actual services provided to the Fund. Moreover, as described above, the 12b-1 fees charged to the Fund were apparently not used to pay for trailing commissions or for other past marketing and distribution expenses.

Defendants' argument that plaintiff is required to plead details about each of the six factors enumerated in *Gartenberg v. Merrill Lynch Asset Mgmt, Inc.*, 694 F.2d 923 (2d Cir. 1992) is incorrect. (Def. Mot. to Dis. at 26-29). First, as the Court in *Strougo* explained, at the pleading stage plaintiff need only show that the 12b-1 fees charged to the Fund are disproportionate to the services rendered. Plaintiff has done so.

Second, most of the six *Gartenberg* factors do not apply in the context of this lawsuit because this action challenges expenses charged to the Fund -- *Gartenberg* was a case involving advisory fees. For example, defendants state that plaintiff failed to plead facts addressing the "nature and quality of the services" provided in exchange for the 12b-1 fees. (Def. Mot. to Dis. at 27). However, defendants fail to cite a single case that states that the "quality" factor is relevant to determine the reasonableness of expenses rather than advisory fees. While the "quality" factor may be prominent in the analysis involving advisory services because the quality of an advisor's services often correlates with the fund's return, "quality" is not much of an issue (assuming the task was performed competently) with respect to "commodity services" such as, for example, distributing prospectuses, maintaining customer accounts and records and processing customer inquiries. Once a prospectus was mailed, for example, it does not matter how well it was mailed provided the task is performed competently. This action, therefore, questions why the same commodity services that were performed by the same entities in the prior year cost the same shareholders almost double in the period that the Fund was mostly closed to new investors. Likewise, the *Gartenberg* factor relating to the "Fund's profitability to the advisor" has no meaning in the context of this lawsuit because 12b-1 fees are not supposed to be a profit center for the advisor. Thus, the *Gartenberg* factors, which were formulated as a standard to analyze advisory fees are not particularly relevant in this lawsuit challenging expenses.

While the specific *Gartenberg* factors do not necessarily apply in the 12b-1 fee context, the general *Gartenberg* requirement that the fees charged be reasonably related to the services rendered does apply. As described throughout this brief, the plaintiff has alleged that the ongoing 12b-1 fees simply were disproportionate to the services rendered to the Fund

B. THE ADMINISTRATIVE EXPENSES CHARGED ARE ALSO NOT REASONABLY RELATED TO THE SERVICES RENDERED

Similarly, plaintiff has more than adequately alleged that the administrative and various other expenses charged to the Fund were entirely disproportionate to the services rendered. (*See, e.g.*, Complaint ¶¶ 27-28). For the year ended March 31, 2004, defendants charged the Fund administrative fees of $811,738, more than double the $353,487 in administrative expenses charged for the entire prior year. (*See* Exhibits D & E). The administrative expenses more than doubled even though there was no apparent corresponding increase in administrative services rendered to the Fund. As appears to be the case with the 12b-1 fees, the administrative expenses defendants charged to the Fund's investors increased in proportion to the appreciation of the Fund's asset base rather than being reasonably related to the actual administrative services rendered. The complaint must be sustained on this basis alone – certainly defendants cannot claim that administrative expenses doubled simply because the stock market did well and the Fund's asset base appreciated significantly.

Moreover, the administration agreement between the Fund and Countrywide Fund Services, Inc. (the predecessor to Integrated Fund Services, hereinafter "IFS") entered into on December 18, 1998 is now outdated and patently unreasonable because of the dramatic increase in the Fund's assets. When the agreement with IFS was signed, the Fund had approximately $7 million in assets, (*see* Exhibit F), and called for IFS to be paid a rate of 0.150% of the Fund's average daily net assets up to $25 million; 0.125% of such assets from $25 to $50 million; and 0.100% of such assets in excess of $50 million. While this asset-based fee structure for administrative expenses provided for a 50% decrease (0.150% to 0.100%) when assets rose by merely $25 million (from $25 million to $50 million), the Fund continues to be charged the same 0.100% (for assets over $50 million) for administrative services even though assets have swooned to more than $800 million today. (*See* Exhibit H). It is grossly unreasonable for the Fund shareholders to continue paying administrative expenses using a fee structure dating back to 1998 when the Fund's assets have increased by more than one-hundred fold since that time. The Fund's management is required to review such compensation arrangements on a regular basis (on a quarterly basis pursuant to Rule 12b-1 for 12b-1 plans) and terminate any arrangement that it finds no longer reasonable. Defendants have permitted this outdated fee structure to continue despite the fact that it obviously does not correspond to the services rendered in any reasonable manner. This would not be tolerated in any conventional corporate setting, and is clearly a violation of defendants' fiduciary duty under § 36(b).

In addition to the inflated administrative expenses, the Fund was also charged $162,197 in transfer agent fees during the year ended March 31, 2004 as compared to $96,500 for the same services for the entire preceding year. (*See* Exhibits D & E). As with the administrative fees, the transfer agent fees charged to the Fund are also based on a percentage of assets and therefore have absolutely no reasonable correlation to the actual transfer agent services rendered on behalf of the Fund.[7] Such profligate spending of shareholders' money (assuming the money was actually spent for providing such services to the Fund) should not be permitted to continue unabated. As with the excessive 12b-1 fees charged to the Fund, the increase in administrative, transfer agent and other expenses charged to the Fund during the year ended March 31, 2004 appears to be strictly the result of defendants' assessment of asset based charges against the Fund's substantially appreciated asset base rather than the result of any proportionate increase in services provided to the Fund.

Accordingly, the complaint adequately alleges that defendants have violated their fiduciary duty under § 36(b) by charging to the Fund administrative and various other expenses that bear absolutely no reasonable relationship to the services rendered on behalf of the Fund.

C. THE NASD RULES DO NOT PERMIT DEFENDANTS TO CHARGE EXCESSIVE 12B-1 FEES IN VIOLATION OF THEIR FIDUCIARY DUTIES

Defendants' references to NASD Rule 2830 and NASD Notice to Members 93-12 are red herrings. Expenses charged to the Fund pursuant to Rule 12b-1 are always subject to the fiduciary duty obligations set forth in § 36(b) and under state laws. *See Meyer v. Oppenheimer Management Corp.*, 764 F.2d 76, 82 (2d Cir. 1990) (costs of 12b-1 plans are subject to review under § 36(b)). Therefore, if the 12b-1 fees charged to the

[7] Similarly, other fees charged to the Fund have increased substantially and even doubled during the year ended March 31, 2004. For example, the "reports to shareholders" expense ballooned to $58,982 for the period ended March 31, 2004 from $25,999 for the entire previous year; registration fee expenses rose to $87,141 for the year ended March 31, 2004 from $51,843 for the entire previous year; and custodian fees increased to $136,439 compared to $53,998 for the entire previous year.

Fund are disproportionate to the services actually rendered on behalf of the Fund. § 36(b) imposes liability. As described below, NASD Rule 2830 cannot preempt the fiduciary duty obligations placed on the defendants by § 36(b).[8]

As an initial matter, however, NASD Rule 2830 was not intended to apply to "no-load" funds which do not generate trailing commissions to brokers that must be recovered over time. As described above, no-load funds are generally not marketed through traditional retail brokers and, as their name implies, therefore carry no up-front sales charge, or "load," payable to the broker at the time of sale. Therefore, there are no brokerage commissions that defendants have to recover in future periods.

NASD Rule 2830, among others things, was intended to regulate funds that carry sales load and also have other classes which do not charge a load at the time of sale. For these funds, rather, the advisor advances the brokerage commissions and recovers the expense over time through imposition of 12b-1 fees. NASD Rule 2830 therefore imposes certain caps on such ongoing asset-based sales charges to ensure that shareholders paying for distribution related expenses pursuant to Rule 12b-1 pay no more than the shareholders paying for distribution directly through front-end sales loads. *See* SEC Release No. 34-30897, 57 Fed. Reg. 30989 ("[Rule 2830(d)] carries out the NASD's congressional mandate to prevent excessive sales charges on mutual funds shares" and "appropriately balances the need to ensure that the NASD's rules allow broker-dealers. . . to receive reasonable compensation, against the need to ensure that investors are charged reasonable sales loads")(emphasis supplied); *see also id.* at 30986 (noting intent "to prevent circumvention of the existing maximum sales charge rule because it had become

[8] In any event, NASD Rule 2830 and the related notices cited by the defendants in their brief have no application to the challenge involving administrative expenses (*supra*, Section B)

possible for funds to use 12b-1 plans. . . to charge investors more for distribution than could have been charged as an initial sales load under the existing maximum sales charge rule."). In this case, as described above, defendants cannot credibly claim that the 12b-1 fees are necessary to compensate broker-dealers for past distribution efforts because by definition, the Fund is "no load" and therefore does not generate any trailing commission obligation.

Moreover, even if NASD Rule 2830 were to apply in the context of a no-load fund, the rule does not, and cannot, provide defendants with a "free pass" to violate § 36(b)'s fiduciary duty to only charge expenses to the Fund reasonably related to the services actually rendered on behalf of the Fund.[9] In this case, the Fund stopped soliciting new investors on May 30, 2003, and therefore should not continue to incur "asset-based sales charges" at the same rate as when the Fund was open to new investors. At the very least, the 12b-1 fees charged to the Fund after it closed should have been reduced, if not altogether eliminated. Yet, the Fund is still being charged substantially more 12b-1 fees (more than double) while closed to new investors compared to the 12b-1 fees charged when the Fund was open to new investors. Moreover, as previously described (*supra,* Section A), charging 12b-1 fees in proportion to the Fund's significant appreciated asset base rather than in relation to the services actually rendered to the Fund was unreasonable under § 36 notwithstanding NASD Rule 2830.

Even the SEC memorandum discussing the implication of NASD Rule 2830 on funds closed to new investors states: "The NASD's maximum sales charge rule

---

9 For example, while NASD Rule 2830 places a 0.75% per annum cap on the asset-based sales charges a fund may impose, it would still be a violation of § 36(b) to charge 12b-1 fees below this cap if such fees are not reasonably related to services provided. In effect, the NASD rule caps fees and expenses that its members can charge, but certainly does not permit advisors to indiscriminately charge 12b-1 fees lacking a reasonable relationship with the needs of the fund.

ultimately would require a fund that made no new sales to reduce or eliminate its asset-based sales charge." Memorandum, "Chairman Dingell's Inquiry Concerning Rule 12b-1 Fees," Barbara J. Green, Deputy Director, Sec. Div. of Inv. Mgmt, Aug. 16, 1993, at 1 (Ex. H, Def. Mot. to Dis.). The memorandum also states that a fund closed to new investors may continue paying 12b-1 fees only "in order to compensate the distributor for its past distribution efforts." Id. at 3. As described above, because the Fund is no load, defendants are unlikely to have obligations to brokers for "past distribution efforts." Clearly, the memorandum addresses instances where a fund subject to a sales load closes to new investors and the advisor seeks to recover commissions advanced to broker-dealers through ongoing 12b-1 fees. However, even in 1993, ten years before the abuses taking place within the mutual fund industry came to light, the SEC recognized the potential of abuse in closed funds continuing to charge 12b-1 fees, stating:

> "The Division intends to re-examine rule 12b-1. . . In re-examining the rule, the Division will give careful considerations to the practices described in the article. The Division also will discuss these practices with the NASD" Id. at 1.
>
> * * *
>
> "The SEC believes that the NASD maximum sales charge rule [NASD Rule 2830] will deter excessive 12b-1 sales charges, but the Division intends to monitor closely the operation of the rule to see how it affects industry practices." Id. at 3

Even then, the SEC's memorandum was far from a ringing endorsement for charging 12b-1 fees to closed mutual funds. As previously discussed, recent studies conducted by SEC Office of Economic Analysis question the benefit of charging12b-1 fees even for funds open to new investors. *See "The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns," supra* at 3. (Ex. A).

In sum, NASD Rule 2830 notwithstanding, if the defendants are continuing to charge the Fund "asset-based sales charges" that lack a reasonable relationship to the needs of the Fund or the services rendered on behalf of the Fund, then defendants are liable under § 36(b).

D. DEFENDANTS HAVE APPARENTLY VIOLATED THE FUND'S 12B-1 PLAN

In an attempt to justify the ongoing 12b-1 fees after the Fund closed to new investors, defendants have presented a laundry list of services they claim are reimbursed under the Fund's 12b-1 Plan. (Def. Mot. To Dis. at 7). However, it appears that most of these services are included in other expense categories charged to the Fund outside of the 12b-1 distribution expense category (which is capped at 0.25% of assets under the Fund's 12b-1 Plan). If the expenses listed in the other expenses categories are deemed 12b-1 expenses, as claimed by defendants in their brief, they must be added to the distribution expense which cause the 0.25% cap imposed by the Fund's 12b-1 Plan to be exceeded.

Defendants' list the following expenses purportedly reimbursed under the Fund's 12b-1 Plan: aiding in maintaining the investment of the respective customers in the Fund, establishing and maintaining customer accounts and records, monitoring dividend payments from the Trust on behalf of customers, arranging for bank wires, receiving and answering correspondence and assisting with purchase and redemption requests. *Id.* However, according to the Fund's Form N-CSRS filed on September 30 2003, the Fund pays transfer agent fees which includes the following services:

> "maintain[ing] the records of each shareholder's account, answer[ing] shareholder's inquiries concerning their accounts, process[ing] purchases and redemptions of ... [the] Fund's shares, act[ing] as dividend and distribution

disbursing agent and perform[ing] other shareholder service functions." (*See* Exhibit G)

Similarly, the administrative services provided to the Fund for which the Fund pays an administrative fee includes providing "reports to shareholders." (*See* Exhibit E attached to Def. Mot. To Dis.) Moreover, the Fund is charged a separate fee (that was $58,982 for the year ended March 31, 2004) for providing "reports to shareholders." (*See* Exhibit D). It appears, therefore, that all these services are being charged to the Fund in various categories apart from the category listed as distribution expenses subject to the 0.25% cap on assets for 12b-1 fees pursuant to the Fund's 12b-1 Plan.

If these other expenses are added to the Fund's distribution expense, then it appears, based on the limited financial disclosures available, that defendants have violated the terms of the Fund's 12b-1 Plan by exceeding the 0.25% cap on assets imposed for 12b-1 fees. Furthermore, if discovery confirms that the total charges against the Fund's assets for sales related expenses and/or service fees is more than 0.25% of the Fund's average net assets per annum, then defendants have also violated NASD Rule 2830(d)(4) which imposes a 0.25% limit on such expenses for mutual funds that are promoted as "no-load."

CONCLUSION

For the foregoing reasons, defendants' motion to dismiss should be denied in its entirety.

Dated: June 14, 2004

ZIMMERMAN, LEVI & KORSINSKY, LLP

By: [signature]

Eduard Korsinsky (EK 8989)
Jean-Marc Zimmerman (JZ 7743)
39 Broadway, Suite 1440
New York, New York 10006
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiff